SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2007
Compagnie Générale de Géophysique-Veritas
(Translation of Registrant’s Name Into English)
Republic of France
Tour Maine Montparnasse
33, avenue du Maine
75015 Paris
France
(33) 1 64 47 45 00
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                     .)

FORWARD-LOOKING STATEMENTS

FINANCIAL STATEMENTS

Unaudited Interim Consolidated Balance Sheet at June 30, 2007 and Consolidated Balance Sheet at December 31, 2006

Unaudited Interim Consolidated Statements of Operations for the three months ended June 30, 2007 and 2006, and for the six months ended June 30, 2007 and 2006

Unaudited Interim Consolidated Statements of Cash Flows for the six months ended June 30, 2007 and 2006

Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity for the six months ended June 30, 2007 and 2006

Notes to Unaudited Interim Consolidated Financial Statements

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONTROLS AND PROCEDURES

FORWARD-LOOKING STATEMENTS
This document includes forward-looking statements. We have based these forward-looking statements on our current views and assumptions about future events.
These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:
•	level of oil and gas company spending, especially exploration spending;

•	changes in international economic and political conditions, and in particular in oil and gas prices;

•	technological advances to image the subsurface and technological obsolescence;

•	competition in our industry;

•	the social, political and economic risks of our global operations;

•	possible difficulties and delays in achieving synergies and cost savings in connection with the merger with Veritas DGC Inc.;

•	the ability to finance operations on acceptable terms;

•	exposure to the credit risk of customers;

•	the complexity of products sold;

•	changes to existing regulations or technical standards;

•	existing and future litigation;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	revenue fluctuations that are beyond our control;

•	the costs and risks associated with pension and post-retirement benefit obligations;

•	compliance with environmental, health and safety laws; and

•	our ability to attract and retain key employees.
We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

Item 1:	FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS
Historical data refer to financial information for CGG Veritas at June 30, 2007 and CGG at December 31, 2006. CGG Veritas historical data include Veritas results beginning January 12, 2007, the date of the merger.

	June 30,	June 30,
Historical data	2007	2007	December 31,	December 31,
	(unaudited)	(unaudited)	2006	2006
amounts in millions of	Euros	US$ (1)	euros	US$ (2)

ASSETS
Cash and cash equivalents	273.8	369.7	251.8	331.6
Trade accounts and notes receivable, net	587.7	793.7	301.1	396.6
Inventories and work-in-progress, net	228.2	308.2	188.7	248.5
Income tax assets	32.3	43.7	18.0	23.7
Other current assets, net	79.0	106.7	63.1	83.1
Assets held for sale	—	—	0.4	0.5
Total current assets	1,201.0	1,622.0	823.1	1,084.0
Deferred tax assets	77.5	104.7	43.4	57.2
Investments and other financial assets, net	29.4	39.8	19.2	25.2
Investments in companies under equity method	37.4	50.5	46.2	60.9
Property, plant and equipment, net	687.5	928.5	455.2	599.5
Intangible assets, net	697.9	942.5	127.6	168.1
Goodwill	2,081.4	2,810.9	267.4	352.2
Total non-current assets	3,611.1	4,876.8	959.0	1,263.1
TOTAL ASSETS	4,812.1	6,498.8	1,782.1	2,347.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	30.7	41.4	6.5	8.6
Current portion of financial debt	46.3	62.6	38.1	50.2
Trade accounts and notes payable	267.1	360.8	161.2	212.4
Accrued payroll costs	99.7	134.6	74.4	97.9
Income taxes liability	71.2	96.2	37.7	49.7
Advance billings to customers	46.2	62.4	45.9	60.4
Provisions — current portion	7.4	10.0	10.4	13.7
Other current liabilities	104.4	140.9	31.3	41.2
Total current liabilities	673.0	908.9	405.5	534.1
Deferred tax liabilities	169.3	228.6	66.5	87.6
Provisions — non-current portion	47.3	63.9	25.5	33.6
Financial debt	1,428.6	1,929.3	361.0	475.5
Other non-current liabilities	24.4	33.0	23.7	31.2
Total non-current liabilities	1669.6	2254.8	476.7	627.9
Common stock, 55,155,865 shares authorized 27,390,396 shares with a € 2 nominal value issued and outstanding at June 30, 2007; 17,597,888 at December 31, 2006	54.8	74.0	35.2	46.4
Additional paid-in capital	1,817.8	2,454.9	394.9	520.0
Retained earnings	529.9	715.6	320.6	422.4
Treasury shares	3.5	4.8	3.0	3.9
Net income (loss) for the period — Attributable to the Group	110.0	148.5	157.1	206.8
Income and expense recognized directly in equity	1.3	1.7	4.8	6.3
Cumulative translation adjustment	(76.4)	(103.2)	(38.6)	(50.8)
Total shareholders’ equity	2,440.8	3,296.4	877.0	1,155.0
Minority interests	28.7	38.7	22.9	30.1
Total shareholders’ equity and minority interests	2,469.5	3,335.1	899.9	1,185.1
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,812.1	6,498.8	1,782.1	2,347.1

(1)	Conversion at the closing exchange rate of US$1.351 per euro

(2)	Conversion at the closing exchange rate of US$1.317 per euro
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
Historical data refers to financial information for CGG Veritas for the three months ended June 300, 2007 and CGG for the three months ended June 30, 2006. CGG Veritas historical data include Veritas results beginning January 12, 2007, the date of the merger.
In order to provide comparable information including Veritas’ operations, proforma financial information is presented for 2006 as if the Veritas merger had occurred January 1, 2006. The merger of CGG and Veritas was completed on January 12, 2007.

	Three months ended June 30,
	2007	2007	2006	2006	2006	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
except per share data, amounts in millions of	euros	US$ (1)	euros	US$ (1)	euros	US$ (1)
	Historical	Historical	Historical	Historical	Proforma	Proforma
	data	data	data	data	data	data
Operating revenues	571.1	768.7	312.4	391.5	446.3	562,1
Other income from ordinary activities	0.2	0.3	0.5	0.6	0.5	0.7
Total income from ordinary activities	571.3	769.0	312.9	392.1	446.8	562,8
Cost of operations	(396.3)	(533.1)	(218.3)	(273.6)	(323.3)	(406,6)
Gross profit	174.9	235.9	94.6	118.5	123.5	156,2
Research and development expenses — net	(15.9)	(21.4)	(9.6)	(12.0)	(16.7)	(20.7)
Selling, general and administrative expenses	(64.3)	(86.3)	(31.7)	(39.6)	(48.8)	(61.1)
Other revenues (expenses) — net	5.8	7.7	8.3	10.3	8.4	10.3
Operating income	100.5	135.9	61.6	77.2	66.4	84.7
Expenses related to financial debt	(29.9)	(40.3)	(7.8)	(9.8)	(34.3)	(43.0)
Income provided by cash and cash equivalents	3.7	5.0	1.7	2.2	4.8	6.0
Cost of financial debt, net	(26.2)	(35.3)	(6.1)	(7.6)	(29.5)	(37.0)
Variance on derivative on convertible bonds	—	—	(10.6)	(13.3)	(10.6)	(13.3)
Other financial income (loss)	0.6	0.7	(4.9)	(6.1)	(6.2)	(7.6)
Income (loss) of consolidated companies before income taxes	74.9	101.3	40.0	50.2	20.1	26.7
Income taxes	(31.0)	(41.9)	(13.4)	(16.8)	(5.4)	(7.7)
Net income from consolidated companies	43.9	59.4	26.6	33.4	14.7	19.0
Equity in income (losses) of investees	0.7	1.0	3.1	3.8	3.1	3.8
Net income (loss)	44.6	60.4	29.7	37.2	17.8	22.8

Attributable to :
Shareholders	42.5	57.6	29.1	36.4	17.2	22.0
Minority interest	2.1	2.8	0.6	0.8	0.6	0.8

Weighted average number of shares outstanding	27,321,784	27,321,784	17,246,720	17,246,720	26,909,210	26,909,210
Dilutive potential shares from stock-options	214,977	214,977	384,479	384,479	384,479	384,479
Dilutive potential shares from free shares	110,813	110,813	—	—	—	—
Adjusted weighted average number of shares and assumed option exercises when dilutive	27,647,574	27,647,574	17,631,199	17,631,199	27,293,689	27,293,689
Net earning per share attributable to shareholders
Basic	1.56	2.11	1.69	2.11	0.64	0.82
Diluted	1.54	2.08	1.65	2.06	0.63	0.81

(1)	Corresponding to the half-year in US dollars less the first quarter in US dollars

CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
Historical data refer to financial information for CGG Veritas at June 30, 2007 and CGG at December 31, 2006. CGG Veritas historical data include Veritas results beginning January 12, 2007, the date of the merger.
In order to provide comparable information including Veritas’ operations, proforma financial information is presented for 2006 as if the Veritas merger had occurred January 1, 2006. The merger of CGG and Veritas was completed on January 12, 2007.

	Six months ended June 30,
	2007	2007	2006	2006	2006	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
except per share data, amounts in millions of	euros	US$ (1)	euros	US$ (2)	euros	US$ (2)
	Historical	Historical	Historical	Historical	Proforma	Proforma
	data	data	data	data	data	data
Operating revenues	1,163.3	1,546.0	634.5	776.0	982.4	1,201.4
Other income from ordinary activities	0.4	0.6	0.9	1.1	0.9	1.1
Total income from ordinary activities	1,163.7	1,546.6	635.4	777.1	983.3	1,202.5
Cost of operations	(782.4)	(1,039.8)	(420.4)	(514.2)	(692.5)	(846.9)
Gross profit	381.3	506.8	215.0	262.9	290.8	355.6
Research and development expenses — net	(30.7)	(40.8)	(18.4)	(22.5)	(28.8)	(35.2)
Selling, general and administrative expenses	(116.1)	(154.3)	(60.3)	(73.7)	(91.6)	(112.0)
Other revenues (expenses) — net	9.4	12.5	9.8	12.0	9.8	12.0
Operating income	244.0	324.3	146.1	178.7	180.2	220.4
Expenses related to financial debt	(68.1)	(90.5)	(16.1)	(19.7)	(70.2)	(85.9)
Income provided by cash and cash equivalents	8.1	10.8	3.0	3.7	8.4	10.3
Cost of financial debt, net	(60.0)	(79.7)	(13.1)	(16.0)	(61.8)	(75.6)
Variance on derivative on convertible bonds	—	—	(23.0)	(28.1)	(23.0)	(28.1)
Other financial income (loss)	0.3	0.4	(6.6)	(8.1)	(7.6)	(9.3)
Income (loss) of consolidated companies before income taxes	184.3	245.0	103.4	126.5	87.8	107.4
Income taxes	(72.0)	(95.7)	(33.0)	(40.4)	(40.2)	(49.2)
Net income from consolidated companies	112.4	149.3	70.4	86.1	47.6	58.2
Equity in income (losses) of investees	1.2	1.7	5.8	7.1	5.8	7.1
Net income (loss)	113.6	151.0	76.2	93.2	53.4	65.3

Attributable to :
Shareholders	110.0	146.2	75.3	92.1	52.5	64.2
Minority interest	3.6	4.8	0.9	1.1	0.9	1.1

Weighted average number of shares outstanding	26,408,252	26,408,252	17,219,465	17,219,465	26,845,112	26,845,112
Dilutive potential shares from stock-options	207,365	207,365	364,461	364,461	364,461	364,461
Dilutive potential shares from free shares	110,813	110,813	—	—	—	—
Adjusted weighted average number of shares and assumed option exercises when dilutive	26,726,430	26,726,430	17,583,926	17,583,926	27,209,573	27,209,573
Net earning per share attributable to shareholders
Basic	4.16	5.53	4.37	5.35	1.95	2.39
Diluted	4.11	5.47	4.28	5.24	1.93	2.36

(1)	Conversion at the average exchange rate of US$1.329 per euro

(2)	Conversion at the average exchange rate of US$1.223 per euro

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
Historical data refers to financial information for CGG Veritas for the six months ended June 30, 2007 and CGG for the six months ended June 30, 2006. CGG Veritas historical data include Veritas results beginning January 12, 2007, the date of the merger.

	Six months ended June 30,
Historical data	2007	2007	2006	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
amounts in millions of	Euros	US$ (1)	euros	US$ (2)
OPERATING
Net income (loss)	113.6	151.0	76.2	93.2
Depreciation and amortization	86.7	115.2	48.2	58.9
Multi-client surveys amortization	128.6	170.9	38.6	47.2
Variance on provisions	(0.6)	(0.8)	2.5	3.1
Expense & income calculated on stock-option	8.9	11.8	1.4	1.7
Net gain on disposal of fixed assets	0.1	0.1	(6.7)	(8.2)
Equity in income of affiliates	(1.2)	(1.6)	(5.8)	(7.1)
Dividends received from affiliates	5.2	6.9	4.2	5.1
Other non-cash items	(4.3)	(5.7)	28.7	35.2
Net cash including net cost of financial debt and income taxes	336.9	447.7	187.3	229.1
Less net cost of financial debt	60.0	79.7	13.1	16.0
Less income taxes expenses	72.0	95.7	33.0	40.4
Net cash excluding net cost of financial debt and income taxes	468.9	623.2	233.4	285.5
Income taxes paid	(82.1)	(109.1)	(37.9)	(46.4)
Net cash before changes in working capital	386.8	514.1	195.5	239.1
— change in trade accounts and notes receivables	(84.7)	(112.6)	(8.3)	(10.1)
— change in inventories and work-in-progress	(20.5)	(27.2)	(22.4)	(27.4)
— change in other currents assets	(3.4)	(4.5)	2.4	3.0
— change in trade accounts and notes payable	(28.8)	(38.3)	(19.1)	(23.4)
— change in other current liabilities	(1.6)	(2.1)	5.5	6.7
Impact of changes in exchange rate	0.2	0.3	(11.6)	(14.2)
Net cash provided by operating activity	247.6	329.1	142.0	173.7
INVESTING
Total purchases of tangible and intangible assets (included variation of fixed assets suppliers))	(119.2)	(158.4)	(94.0)	(115.0)
Increase in multi-client surveys	(144.4)	(191.9)	(26.5)	(32.4)
Proceeds from disposals tangible and intangible	25.0	33.2	5.6	6.9
Acquisition of investments, net of cash & cash equivalents acquired	(2,485.4)	(3,303,1)	0.1	0.1
Variation in subsidies for capital expenditures	(0.6)	(0,8)
Variation in subsidies for capital expenditures	(0.2)	(0,3)	0.3	0.4
Variation in other financial assets	5.3	7,0	(2.2)	(2.7)
Net cash from investing activities	(2,719.5)	(3,614.2)	(116.7)	(142.7)
FINANCING
Repayment of long-term debts	(641.8)	(852.9)	(128.4)	(157.0)
Total issuance of long-term debts	1760.5	2,339.7	214.1	261.8
Reimbursement on leasing	(5.8)	(7.7)	(14.9)	(18.2)
Change in short-term loans	24.3	32.3	8.5	10.4
Financial interest paid	(79.0)	(105.0)	(12.1)	(14.8)
Net proceeds from capital increase
— from shareholders	1,442.5	1,917.1	6.8	8.3
— from minority interest of integrated companies			—
Dividends paid and share capital reimbursements
— from shareholders			—
— from minority interest of integrated companies	(0.8)	(1.1)	(0.4)	(0.5)
Buying & sales of own shares	0.6	0.8	3.5	4.3
Net cash provided by financial activities	2,500.5	3,323.2	77.1	94.3
Effects of exchange rate changes on cash	(6.6)	0.1	(8.4)	4.5
Net increase (decrease) in cash and cash equivalents	22.0	38.1	94.0	129.8
Cash and cash equivalents at beginning of year	251.8	331.6	112.4	132.6
Cash and cash equivalents at end of period	273.8	369.8	206.4	262.4

(1)	Conversion at the average exchange rate of US$1.329 per euro (except cash and cash equivalents balances converted at the closing exchange rate of 1.351 US$ per euro at June 30, 2007 and of US$1.317 per euro at December 31, 2006).

(2)	Conversion at the average exchange rate of US$1.223 per euro (except cash and cash equivalents balances converted at the closing exchange rate of US$1.2713 per euro at June 30, 2006 and of US$1.1797 per euro at December 31, 2005).

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED)
Historical data refers to financial information for CGG Veritas at June 30, 2007 and CGG at January 1, 2007, June 30, 2006 and January 1, 2006. CGG Veritas historical data include Veritas results beginning January 12, 2007, the date of the merger

						Income and				Total
						expense				shareholders’
	Number of		Additional			recognized	Cumulative	Total		equity and
	shares	Share	paid-in	Retained	Treasury	directly	translation	shareholders’	Minority	minority
Historical data	issued	capital	capital	earnings	shares	in equity	adjustment	equity	interests	interest
					(in million of euros)

Balance at January 1, 2006	17,081,680	34.2	372.3	283.2	(1.1)	(1.4)	11.3	698.5	11.7	710.2
Capital increase	128,852	0.3	6.6					6.9		6.9
Conversion of convertible bonds	274,914	0.5	10.6	31.1				42.2		42.2

Net income				75.3				75.3	0.9	76.2
Cost of share-based payment				1.4				1.4	(0.3)	1.1
Transactions with treasury shares					3.5			3.5		3.5
Actuarial gains/losses on pension plans (1)				(1.0)				(1.0)		(1.0)
Financial instruments : variance and transfer to income statement (2)						7.8		7.8		7.8
Foreign currency translation: variance and transfer to income statement (3)							(32.0)	(32.0)	(0.8)	(32.8)

Income and expense recognized directly in equity (1) + (2) + (3)				(1.0)		7.8	(32.0)	(25.2)	(0.8)	(26.0)
Changes in consolidation scope(a)								—	11.4	11.4

Balance at June 30, 2006	17,485,446	35.0	389.5	390.0	2.4	6.4	(20.7)	802.6	22.9	825.5

						Income and
						expense				Total
	Number of		Additional			recognized	Cumulative	Total		shareholders’
	shares	Share	paid-in	Retained	Treasury	directly	translation	shareholders’	Minority	equity and minority
Historical data	issued	capital	capital	earnings	shares	in equity	adjustment	equity	interests	interest
					(amounts in million of euros)

Balance at January 1, 2007	17,597,888	35.2	394.9	477.7	3.0	4.8	(38.6)	877.0	22.9	899.9
Capital increase	9,792,508	19.6	1,422.9	43.6				1,486.1		1,486.1

Net income				110.0				110.0	3.6	113.6
Cost of share-based payment				8.9				8.9	(0.8)	8.1
Transactions with treasury shares					0.5			0.5		0.5
Actuarial gains/losses on pension plans (1)				(0.4)				(0.4)		(0.4)
Financial instruments : variance and transfer to income statement (2)						(3.5)		(3.5)		(3.5)
Foreign currency translation: variance and transfer to income statement (3)							(37.8)	(37.8)	(0.5)	(38.3)

Income and expense recognized directly in equity (1) + (2) + (3)				(0.4)		(3.5)	(37.8)	(41.7)	(0.5)	(42.2)
Change in consolidation scope (b)									3.5	3.5

Balance at June 30, 2007	27,390,396	54.8	1,817.8	639.8	3.5	1.3	(76.4)	2,440.8	28.7	2,469.5

(a)	Sale of 49% of CGG Ardiseis to minority shareholders

(b)	Minority Interests linked to the full consolidation of Geomar

Statement of income and expenses attributable to shareholders

	June 30,
	2007	2006
Historical data	(amounts in
	million of euros)
Net income (loss)	110.0	75.3
— Change in actuarial gains and losses on pension plan	(0.4)	(1.0)
— Change in fair value of hedging instruments	(3.5)	7.8
— Change in foreign currency translation adjustment	(37.8)	(32.0)

Income and expenses recognized directly in equity for the period	68.3	50.1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Note 1—Summary of significant accounting policies
Compagnie Générale de Géophysique Veritas, S.A. (“the Company”) and its subsidiaries (together, the “Group”) is a global participant in the geophysical seismic industry, as a manufacturer of geophysical equipment and providing a wide range of services (seismic data acquisition and related processing and imaging and interpretation software) principally to clients in the oil and gas exploration and production business.
Given that the Company is listed on the Eurolist of Euronext Paris and pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations adopted by the International Accounting Standards Board (“IASB”) and the European Union at June 30, 2007.
In order to provide comparable information including Veritas’ operations, pro forma financial information is presented for 2006 as if the Veritas merger had occurred January 1, 2006. The merger of CGG and Veritas was completed on January 12, 2007. The unaudited pro forma financial information given reflects the following assumptions:
•	the cash consideration paid by CGG in connection with the merger was financed by a $1.0 billion term loan facility and the issuance of $600 million in notes with their respective effective interest rates;
•	the impact of the purchase price allocation was based on the preliminary purchase price allocation presented herein.
International Financial Reporting Standards differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 15 describes the principal differences between IFRS and U.S. GAAP as they relate to the Group, and EBITDA under U.S. GAAP for the periods ended June 30, 2006 and 2007.
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Critical accounting policies
Our significant accounting policies, which we have applied in preparing our interim consolidated financial statements at and for the six months ended June 30, 2007 are the same as those applied in preparing our consolidated financial statements at and for the year ended December 31, 2006, as described in our annual report on form 20-F for the year ended December 31, 2006 filed with the SEC on May 7, 2007. We applied such standards complying with standard IAS 34 and interpretation IFRIC 10.
The following Standards and Interpretations have been effective since January 1, 2007:
IFRS 7 — Financial instruments — Disclosures
Amendment to IAS 1 — Presentation of financial statements: Capital disclosures
IFRIC 7 — Applying the restatement approach under IAS 29 Financial reporting in hyperinflationary economies
IFRIC 8 — Scope of IFRS 2
IFRIC 9 — Reassessment of embedded derivatives
IFRIC 10 — Interim Financial Reporting and Impairment
These Standards and Interpretations had no significant impact on our consolidated financial statements.
At the date of issuance of these financial statements, the following Standards and Interpretations were issued but not yet effective:
IFRS 8 — Operating segments
IFRIC 11 — IFRS 2 — Group and Treasury Share Transactions
IFRIC 12 — Service Concessions Arrangements
IFRIC 13 — Customer Loyalty Programs
We are currently reviewing these Standards and Interpretations to measure the potential impact on our consolidated financial statements. At this stage, we do not anticipate any significant impact.
Multi-client data library
Our multi-client data library consists of seismic surveys licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into each multi-client survey. The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment of each survey on an ongoing basis.
We amortize the multi-client surveys over the period during which the data is expected to be marketed using a pro-rata method based on recognized revenues as a percentage of total estimated sales (such estimate relies on the historical sales pattern).

In this respect, as a general rule we use the following parameters depending on the geographic area:
•	Offshore surveys in the Gulf of Mexico are amortized on the basis of 50% of revenues (for certain surveys, like Wide Azimuth, this percentage is determined on a case by case basis). For all surveys, starting at the time of data delivery, a minimum straight-line depreciation scheme is applied over a five-year period, if total accumulated depreciation from the 50% of revenues amortization method is below this minimum level;

•	Canada and North Sea surveys: same as above except depreciation is 75% of revenues and straight-line depreciation is over a five-year period from data delivery; and

•	Rest of the world surveys (including U.S. Land surveys): same as above except depreciation is 83.3% of revenues and straight-line depreciation is over a five-year period from data delivery.
Note 2—Acquisitions and divestitures
•	Veritas
On September 4, 2006, CGG entered into a definitive merger agreement with Veritas DGC Inc. (“Veritas”) to acquire Veritas in a part cash, part stock transaction. The merger was completed on January 12, 2007 upon satisfaction of the closing conditions of the merger agreement. The combined company has been renamed “Compagnie Générale de Géophysique-Veritas,” abbreviated as “CGG Veritas”, and is listed on both on the Eurolist of Euronext Paris and the New York Stock Exchange (in ADS form). The trading symbol of the combined company’s ADS on the New York Stock Exchange is “CGV”.
At the merger closing date, and according to the formula set out in the merger agreement, the per share cash consideration to holders of Veritas stock was US$85.50 and the per share stock consideration was 2.0097 CGG Veritas ADSs upon the election of Veritas’ shareholders. Of the 40,420,483 shares of Veritas common stock outstanding as of the merger date (January 12, 2007), approximately:
•	33,004,041 of the shares, or 81.7%, had elected to receive cash,

•	5,788,701 of the shares, or 14.3%, had elected to receive CGG ADSs; and

•	1,627,741 of the shares, or 4.0%, did not make a valid election.
Stockholders electing cash received, on average, 0.9446 CGV ADSs and US$45.32 in cash per share of Veritas common stock. Stockholders electing ADSs and stockholders making no valid election received 2.0097 CGV ADSs per share of Veritas common stock. In aggregate, approximately US$1.5 billion and approximately 46.1 million shares of CGV ADSs were paid to Veritas stockholders as merger consideration. Based on a valuation of CGV’s ADS at US$40.5 on January 12, 2007, the total consideration of the merger amounted to approximately US$3.5 billion.
Total direct transaction costs related to the merger (including advisory fees and legal fees) amounted to €26.3 million (US$34.6 million) and were recognized as cost of the acquisition.
The purchase price has been preliminarily allocated to the net assets acquired based upon their estimated fair values as follows:

(in millions of US$)

Fixed assets, net	590
Current Assets / (Liabilities), net	90
Cash & cash equivalents	128

Net book value of assets acquired	808
Preliminary Fair Value Adjustments
Trade name (indefinite life)	30
Technology (useful life of 5 years)	41
Customer relationship (useful life of 20 years)	165
Multi-client seismic library (maximum life of 5 years)	115
Favorable contracts (weighted average remaining life of 5 years)	68
Fixed Assets (weighted average remaining life of 3 years)	33
Other intangible asset	30
Contingent liabilities	(25)
Other liabilities	(79)
Deferred taxes on the above adjustments	(130)

Preliminary goodwill	2,445

Purchase Price	3,501

The amount allocated to goodwill represents the excess of the purchase price over the fair value of the net assets acquired. This preliminary allocation may be subject to modifications within the next 12 months following the acquisition.
Technology, customer relationships and other intangible assets
Amortization expense related to technologies and customer relationships acquired was US$7.6 million for the six month period ended June 30, 2007 and is expected to be US$16.5 million per year.
Other intangible asset relates to exploration and appraisal licenses in the U.K. North Sea that were sold in February 2007 for a net amount of US$27.5 million and an asset sold in Canada for US$2.3 million. Neither amortization expense nor gain was recognized in the period.
Favorable contracts and fixed assets
The fair values of Veritas’ favorable contracts correspond essentially to the difference in economic terms between Veritas’ existing vessel charters’ conditions and their market value at the date of the acquisition.
Amortization expense related to favorable contracts acquired was US$7.6 million for the six month period ended June 30, 2007 and is expected to be US$15.6 million per year.
In determining the fair value of the fixed assets, it was considered that the remaining useful life of the fixed assets acquired exceeded the estimated useful life currently being used for amortization expense. Therefore, the combined effect of the fair value adjustments and the change in estimate of the useful life of the assets resulted in a net reduction of depreciation cost of US$4.2 million for the six month period ended June 30, 2007.
Multi-client data library
After consideration of the estimated number of future years that revenues are expected to be generated from the completed surveys of the multi-client data library at the time of the transaction, CGG Veritas concluded that the remaining life of the completed surveys was a maximum of 5 years, from the end of the 12 month-revision period for the purchase price assessment. The fair value of these surveys was determined by projecting the expected future revenues over the estimated remaining life of the surveys at the date of acquisition.
Therefore, the US$304 million of capitalized multi-client data costs, including a US$115 million adjustment, will be amortized over this 5 year-period pro rata the percentage of revenues generated and a minimum straight-line depreciation of 5 years as described in our critical accounting policies. CGG Veritas currently considers that, as the majority of revenues to be generated by sales of new surveys are achieved within a 5 year period, under no circumstance will an individual survey carry a net book value greater than a 5-year straight-line amortized value for all surveys added to the library after this transaction.
The net impact of the US$115 million fair value adjustment combined with the estimated remaining life of the surveys resulted in an additional amortization expense of US$25 million for the six months period ended June 30, 2007.
Contingent liabilities
Due to the merger and the change of control of Veritas, contractual obligations related to a portion of severance costs for certain Veritas employees have been recognized for an amount of US$21 million (€16 million).
•	Geomar
Geomar is the subsidiary owned 49% by CGG Veritas and 51% by Louis Dreyfus Armateurs (“LDA”) that has owned the seismic vessel “Alizé” since March 29, 2007. On April 1, 2007, Geomar entered into a new charter agreement with LDA and LDA entered into a new charter agreement with CGG Services. Additionally, on April 10, 2007, CGG Services acquired a call right and LDA a put on the 51% stake of Geomar held by LDA. In light of the risks and benefits related to these new agreements for CGG Veritas, Geomar has been fully consolidated in CGG Veritas’ financial statements since April 1, 2007. Prior to that date, Geomar was accounted for under the equity method.
•	Cybernetix
On June 27, 2007, Sercel Holding acquired 121,125 Cybernetix shares and since holds 352,125 Cybernetix shares representing voting rights for 32.01% of share capital and 26.57% of voting rights in this company. As of June 30, 2007, Cybernetix is consolidated under equity method in CGG Veritas Group’s financial statements.

Note 3— Property, plant and equipment
Analysis of Property, plant and equipment is as follows:

(in millions of euros)	June 30, 2007			December 31, 2006
		Accumulated			Accumulated
Historical data	Gross	depreciation	Net	Gross	depreciation	Net
Land	6.7	(0.2)	6.5	4.7	(0.2)	4.5
Buildings	80.6	(41.5)	39.1	62.2	(31.6)	30.6
Machinery & equipment	936.4	(555.6)	380.8	447.6	(263.9)	183.7
Vehicles & vessels	380.9	(140.5)	240.4	322.8	(101.4)	221.4
Other tangible assets	48.7	(36.6)	12.1	36.4	(26.9)	9.5
Assets under constructions	8.6	—	8.6	5.5	—	5.5

Total Property, plant and equipment	1461.9	(774.4)	687.5	879.2	(424.0)	455.2

Variations for the period (in millions of euros)	June 30,	December 31,
Historical data	2007	2006

Balance at beginning of period	455.2	480.1
Acquisitions	114.8	133.3
Acquisitions through capital lease	—	0.1
Depreciation	(68.4)	(92.8)
Disposals	(2.3)	(3.6)
Changes in exchange rates	(15.0)	(41.1)
Changes in scope of consolidation	203.3	(6.5)
Reclassification of seismic equipments as “Assets held for sale”	—	(0.4)
Other	—	(13.9)

Balance at end of period	687.5	455.2

The change in scope of consolidation corresponds in 2007 to:
•	the fair value of Veritas’ tangible assets acquired (see note 2) for 174.8 million euros

•	the consolidation of Geomar vessel owner of the Alizéfor 28.5 million euros.
The change in scope of consolidation corresponds in 2006 to the adjustment of the fair value of Exploration Resources’ fixed assets acquired in 2005.
Reconciliation of acquisitions with the cash-flow statement and capital expenditures in note 3 is as follows:

June 30,
(in millions of euros)	2007
Acquisitions of tangible assets (excluding capital lease) — see above	114.8
Development costs capitalized — see note 4	4.9
Additions in other intangible assets (excluding non-exclusive surveys) — see note 4	1.8
Variance of fixed assets suppliers	(2.2)
Other	(0.1)

Total purchases of tangible and intangible assets according to cash-flow statement	119.2

Acquisitions through capital lease — see above	—
Increase in multi-clients surveys — see note 4	144.4
Less variance of fixed assets suppliers	2.2

Capital expenditures according to note 9	265.8

Note 4— Intangible assets
Analysis of intangible assets is as follows:

(in millions of euros)	June 30, 2007			December 31, 2006
		Accumulated			Accumulated
Historical data	Gross	depreciation	Net	Gross	depreciation	Net
Multi-clients surveys	1022.0	(597.9)	424.1	543.3	(471.5)	71.8
Development costs capitalized	45.2	(10.8)	34.4	40.1	(8.5)	31.6
Software	40.8	(31.2)	9.6	28.8	(21.5)	7.3
Other intangible assets	255.9	(26.1)	229.8	30.1	(13.2)	16.9

Total Goodwill and Intangible assets	1363.9	(666.0)	697.9	642.3	(514.7)	127.6

Variations for the period (in millions of euros)	June 30,	December 31,
Historical data	2007	2006

Balance at beginning of period	127.6	136.3
Increase in multi-clients data library	144.4	61.5
Development costs capitalized	4.8	11.9
Other acquisitions	1.8	4.1
Depreciation on multi-client data library	(128.6)	(80.6)
Other depreciation	(18.3)	(13.2)
Disposals	(22.4)	—
Changes in exchange rates	(7.2)	(4.0)
Changes in consolidation scope	594.5	11.4
Other	1.3	0.2

Balance at end of period	697.9	127.6

The disposals of assets relate mainly to the sale of certain of Veritas’ North Sea licenses and a Canadian asset (see note 2).
The change in scope of consolidation in 2007 relates to the fair value of Veritas’ intangible assets acquired (see note 2).
The change in scope of consolidation in 2006 relates to technology acquired in Sercel Vibtech’s purchase accounting.
Note 5— goodwill
Analysis of goodwill is as follows:

(In millions of euros)	June 30,	December
Historical data	2007	31, 2006

Goodwill of consolidated subsidiaries	2,081.4	267.4

Variations for the period (in million of euros)	June 30,	December 31,
Historical data	2007	2006

Balance at beginning of period	267.4	252.9
Additions	1,864.5	35.6
Adjustments		2.9
Changes in exchange rates	(50.5)	(24.0)

Balance at end of period	2,081.4	267.4

The additions to goodwill in 2007 correspond mainly to the goodwill arising from the merger with Veritas for €1,856.7 million (US$2,445.3 million) and the consolidation of Cybernetix for €6.7 million (see note 2).
The additions to goodwill in 2006 correspond to the goodwill arising from the acquisition of Vibtech (renamed Sercel Vibtech) for €35.6 million (GBP 24.4 million).

Note 6 — Financial Debt
Analysis of financial debt by type is as follows:

		June 30, 2007		December 31, 2006

Historical data		Non-			Non-
(in millions of euros)	Current	Current	Total	Current	current	Total

Outstanding bonds	—	673.7	673.7	—	245.5	245.5
Bank loans	30.5	713.6	744.1	26.2	69.0	95.2
Capital lease obligations	8.7	41.3	50.0	9.0	46.5	55.5

Sub-total	39.2	1,428.6	1,467.8	35.2	361.0	396.2

Bank overdrafts	30.7		30.7	6.5		6.5
Accrued interest	7.1		7.1	2.9		2.9
Total	77.0		1,505.6	44.6		405.6
At June 30, 2007, €786.0 million of bank loans and capital lease obligations were secured by tangible assets and receivables.
Analysis of financial debt (including amounts due within one year) by currency is as follows:

(in millions of euros)
Historical data	June 30, 2007	December 31, 2006

Euro	0.1	1.5
U.S. dollar	1,467.6	394.6
Other currencies	0.1	0.1

Total	1,467.8	396.2

Analysis of financial debt (including amounts due within one year) by interest rate is as follows:

(in millions of euros)
Historical data	June 30, 2007	December 31, 2006

Variable rates (effective rate June 30, 2007: 7.61%; December 31, 2006: 6.34%)	693.7	85.3
Fixed rates (effective rate June 30, 2007: 7.63%; December 31, 2006: 7.30%)	774.1	310.9

Total	1,467.8	398.4

At June 30, 2007 the Group had €8.1 million available in unused short-term credit lines and overdraft facilities and €246.1 million in unused long-term credit lines with a maturity date less than one year away.
Outstanding bonds
     Additional senior notes
On February 9, 2007, we issued an additional US$200 million in aggregate principal amount of 71/2% senior notes due 2015 and US$400 million in aggregate principal amount of 73/4% senior notes due 2017. Both issues of senior notes were guaranteed on a senior basis by certain of our subsidiaries. The notes are listed on the Euro MTF market of the Luxembourg Stock Exchange. Net proceeds from the offering, together with cash on hand, were used to repay the US$700 million outstanding under the bridge loan facility used to finance a portion of the cash consideration paid in the Veritas merger.
Bank loans
     US$1,600 million bridge loan
On November 22, 2006, CGG, as borrower, and certain of its subsidiaries, as guarantors, entered into a US$1.6 billion senior secured bridge loan facility agreement with Credit Suisse International, as agent and security agent, and the lenders party thereto. On January 12, 2007, CGG borrowed US$700 million under the bridge loan facility, and the proceeds were used to:
•	finance a portion of the cash component of the merger consideration;

•	repay certain existing debt of CGG and Veritas; and

•	pay the fees and expenses incurred in connection with the foregoing.

Upon such borrowing and the concurrent funding of the US$1.0 billion term loan facility Term loan B described hereafter, the unused commitments of US$900 million were terminated.
We used the net proceeds of our February 2007 offering, together with cash on hand, to repay in full the bridge loan facility.
     Senior facilities
On January 12, 2007, Veritas, as borrower, and CGG entered into a US$1.115 billion senior secured credit agreement with Credit Suisse, as administrative agent and collateral agent, and the lenders party thereto, pursuant to which credit agreement Veritas borrowed a US$1.0 billion senior secured “Term loan B” and obtained a US$115 million senior secured U.S. revolving facility (which revolving facility includes letter of credit and swingline subfacilities). Aggregate commitments under the U.S. revolving facility were increased to US$140 million on January 26, 2007. On June 29, 2007 we repaid US$100 million of the Term loan B early.
The proceeds of the term loan facility were used to:
•	finance a portion of the cash component of the merger consideration;

•	repay certain existing debt of CGG and Veritas; and

•	pay the fees and expenses incurred in connection with the foregoing.
Proceeds of loans under the U.S. revolving facility may be used for the general corporate purposes of Veritas.
     Revolving credit facility
On February 7, 2007, CGGVeritas entered into a US$200 million revolving credit agreement with banks and credit institutions.
Note 7— Financial Instruments
Foreign currency exposure management
The reporting currency for the Group’s consolidated financial statements is the euro. However, as our customers primarily operate in the oil and gas industry, more than 90% of the Group’s operating revenues are denominated in currencies other than the euro, predominantly the US dollar.
In order to improve the balance of its net position of receivables and payables denominated in foreign currencies, the Group maintains a portion of its financing in U.S. dollars. As of June 30, 2007 and as of December 31, 2006, the Group’s financial debt denominated in U.S. dollars amounted to US$1,982.0 million (€1,467.6 million) and US$519.7 million (€394.6 million), respectively.
In addition, to protect against the reduction in the value of future foreign currency cash flows, the Group sells U.S. dollars forward.
The notional amount of forward sales of US dollars against euros were US$333.2 million at June 30, 2007 and US$305.9 million at December 31, 2006. The notional amount of forward sales of U.S. dollars against GB pounds were US$19.2 million as of June 30, 2007 and US$21.9 million as of December 31, 2006. The notional amount of forward sales of US dollars against Australian dollars was US$4.8 million at June 30, 2007.
The fair value of forward exchange contracts booked on the balance sheet were an asset of US$7.6 million as of June 30, 2007 and an asset of US$8.8 million as of December 31, 2006.
Note 8— Common stock and stock option plans
As of June 30, 2007, the Company’s share capital consisted of 27,390,396 shares, each with a nominal value of €2.
Stock options
Pursuant to resolutions adopted by the Board of Directors according to the authorizations voted by the General Shareholders’ meeting, the Group has granted options to purchase ordinary shares to certain employees and executive officers of the Group.
On March 23, 2007, the Board of Directors granted 261,750 options to our employees at an exercise price of €151.98. These options expire eight years from the date of grant, are vested by one third each year from March 2007 and, once vested, can be exercised at anytime. For the French tax residents, the shares resulting from the exercise of those options may not be sold before March 24, 2011. Out of the 261,750 options granted in March 2007, 135,000 were granted to the executive officers.

Information relating to options outstanding at June 30, 2007 is summarized below:

				Fair value per
Date of Board of		Options outstanding	Exercise price per	share at the grant
Directors’ Resolution	Options granted	at June 30, 2007	share	date		Expiration date

January 18, 2000	231,000	21,652	€45.83		(a)	January 17, 2008
March 14, 2001	256,000	102,071	€65.39		(a)	March 13, 2009
May 15, 2002	138,100	62,831	€39.92		(a)	May 14, 2010
May 15, 2003	169,900	93,601	€14.53	€11.13	(b)	May 14, 2011
May 11, 2006	202,500	201,800	€131.26	€74.83	(c)	May 10, 2014
March 23, 2007	261,750	261,050	€151.98	€63.24	(d)	March 23, 2015

Total	1,259,250	743,005

(a)	Application of IFRS2 is prospective for options granted from November 7, 2002.

(b)	Based on a volatility of 57% and a risk-free rate of 3.9%.

(c)	Based on a volatility of 35% and a risk-free rate of 3.8%

(d)	Based on a volatility of 36% and a risk-free rate of 3.95%
The exercise price for each option is the average fair market value for the common stock during the 20 trading days ending on the trading day next proceeding the date the option is granted.
According to IFRS 2, fair value of stock-options plans granted since November 7, 2002 (in the May 2003, May 2006 and March 2007 plans) was recognized as an expense over the life of the plan, which represented a €1.1 million expense in the six month period ended June 30, 2006 (of which €0.7 million was for the executive managers of the Group), and a €5.8 million expense on the six months ended June 30, 2007 (of which €3.0 million was for the executive managers of the Group).
A summary of the Company’s stock option transactions and related information follows:

	June 30, 2007		June 30, 2006
		Weighted average		Weighted average
	Number of options	exercise price in €	Number of options	exercise price in €

Outstanding-beginning of period	650,797	67.96	691,939	43.63
Granted	261,750	151.98	202,500	131.26
Exercised	(166,861)	36.59	(128,852)	53.06
Forfeited	(2,681)	77.16	(861)	69.65

Outstanding-end of period	743,005	104.57	764,726	65.22
Free performance linked shares allocation
In addition to our 2006 free performance linked share allocation plan, the Board of Directors implemented, on March 23 2007, a further free performance linked share allocation plan. The maximum number of free performance linked shares that may be allocated is 81,750 shares, out of which 13,500 may be allocated to the executive officers. Free shares are allocated according to the following conditions:
•	If the realization of the performance conditions described below has been confirmed by the Board of Directors, shares will be issued on the later of the two following dates: March 23, 2009 or the date of the General Shareholders’ meeting approving the financial statements for the year ended December 31, 2008.

•	Any beneficiary would be allocated the shares only if such beneficiary still has a valid employment contract with CGG Veritas or one of its subsidiaries (subject to specific conditions) at the date the two-year acquisition period expires and if the conditions of allocation are met.

•	The Board of Directors defined two general performance conditions based on the Group’s average consolidated net income per share for the years ended December 31, 2007 and 2008 and the average yearly return before tax on capital employed for the years ended December 31, 2007 and 2008 of either CGG Veritas, the Services segment, or the Equipment segment, according to the segment to which the beneficiary belongs.

•	Once allocated, the shares may not be sold for a two years conservation period from the date of the actual allocation.
According to IFRS 2, the fair value of the free performance share allocation plan (in the May 2006 and March 2007 plans)

was recognized as an expense over the life of the plan, which represented a €3.1 million expense for the six months ended June 30, 2007 (of which €0.7 million was for the executive managers of the Group).
Note 9— Analysis by operating segment and geographic zone
The following tables present revenues, operating income and identifiable assets by operating segment, operating revenues by geographic area (by location of customers and by origin) as well as operating revenues by category.
We divide our business into two operating segments, geophysical services and geophysical equipment.
We organize our geophysical services business into three business lines:
•	the Offshore business line for offshore data acquisition which performs both contract /exclusive work (projects undertaken by us on behalf of a specific client) and multi-client/non exclusive library work (projects undertaken by us and sold to a number of clients on a non-exclusive basis);

•	the Land business line for land, transition zones and shallow water seismic acquisition activities which performs both contract /exclusive and multi-client/non exclusive library work; and

•	the Processing & Reservoir business line, which performs processing and imaging and interpretation of geophysical data, data management and reservoir studies for third parties through a combination of shared and dedicated (single-client) centers.
Our Equipment segment, which we conduct through Sercel Holding S.A. and its subsidiaries, is made up of our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and offshore.
Inter-company sales between such industry segments are made at arms length and relate primarily to equipment sales made by the geophysical equipment segment to the geophysical services segment. These inter-segment sales, the related operating income recognized by the geophysical equipment segment, and the related impact on capital expenditures and depreciation expense of the geophysical services segment are eliminated in consolidation and presented in the column “Eliminations and Adjustments” in the tables that follow.
Operating income represents operating revenues and other operating income less expenses of the operating segment. It includes non-recurring and unusual items, which are disclosed in the operating segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and Adjustments” in the tables that follow. The Group does not disclose financial expenses or revenues by operating segment because these items are not monitored by the operating management, financing and investing being mainly managed at the corporate level.
Identifiable assets are those used in the operations of each industry segment. Unallocated and corporate assets consist primarily of financial assets, including cash and cash equivalents.

Analysis by operating segment

	Six months ended June 30, 2007				Six months ended June 30, 2006
			Eliminations				Eliminations
Historical data			and	Consolidated			and	Consolidated
(in millions of euros)	Services	Equipment	Adjustments	Total	Services	Equipment	Adjustments	Total

Revenues from unaffiliated customers	815.5	347.8	—	1,163.3	402.3	232.2	—	634.5
Inter-segment revenues	0.2	52.8	(53.0)	—	0.6	55.0	(55.6)	—

Operating revenues	815.7	400.6	(53.0)	1,163.3	402.9	287.2	(55.6)	634.5

Other income from ordinary activities	0.4	—	—	0.4	0.9	—	—	0.9

Total income from ordinary activities	816.1	400.6	(53.0)	1,163.7	403.8	287.2	(55.6)	635.4

Operating income (loss)	146.7	136.3	(39.0)	244.0	89.7	74.9	(18.5) (a)	146.1

Equity income (loss) of investees	1.2	—	—	1.2	5.9	(0.1)	—	5.8
Capital expenditures (b)	281.4	6.6	(22.2)	265.8	124.0	8.5	(12.2)	120.3
Depreciation and amortization (c)	(210.7)	(9.6)	4.9	(215.2)	82.9	8.0	(4.1)	86.8
Investments in companies under equity method	1.0	—	—	1.0	1.0	—	—	1.0

Identifiable assets	4,075.8	597.9	(177.5)	4,496.2	1,118.1	443.1	(142.4)	1,418.8

Unallocated and corporate assets				315.9				254.8

Total assets				4,812.1				1,673.6

(a)	Includes corporate expenses of €26.7 million for the six months ended June 30, 2007 and of €12.8 million for the six months ended June 30, 2006

(b)	Includes (i) investments in multi-client surveys of €144.4 million for the six months ended June 30, 2007 and €26.5 million for the six months ended June 30, 2006, (ii) equipment acquired under capital leases of €0 million in six months ended June 30, 2007 and €0.1 million for the six months ended June 30, 2006, (iii) capitalized development costs in the Services segment of €3.2 million for the six months ended June 30, 2007 and €3.4 million for the six months ended June 30, 2006, and (iv) capitalized development costs in the Products segment of €1.7 million for the six months ended June 30, 2007 and €1.9 million for the six months ended June 30, 2006.

(c)	Includes multi-client amortization of €128.6 million for the six months ended June 30, 2007 and €38.6 million for six months ended June 30, 2006.

	Three months ended June 30, 2007				Three months ended June 30, 2006
			Eliminations				Eliminations
Historical data			and	Consolidated			and	Consolidated
(in millions of euros)	Services	Equipment	Adjustments	Total	Services	Equipment	Adjustments	Total

Revenues from unaffiliated customers	389.9	181.2	—	571.1	172.7	139.7	—	312.4
Inter-segment revenues	0.2	15.0	(15.2)	—	0.3	26.1	(26.4)	—

Operating revenues	390.1	196.2	(15.2)	571.1	173.0	165.8	(26.4)	312.4

Other income from ordinary activities	0.2	—	—	0.2	0.5	—	—	0.5

Total income from ordinary activities	390.3	196.2	(15.2)	571.3	173.5	165.8	(26.4)	312.9

Operating income (loss)	45.5	67.3	(12.3)	100.5	27.8	45.5	(11.7) (a)	61.6

Equity income (loss) of investees	0.7	—	—	0.7	3.2	(0.1)	—	3.1
Capital expenditures (b)	135.6	3.3	(8.2)	130.7	57.4	4.3	(7.8)	53.9
Depreciation and amortization (c)	101.6	4.8	(2.7)	103.7	41.9	3.7	(2.0)	43.6
Investments in companies under equity method	1.0	—	—	1.0	1.0	—	—	1.0

(a)	Includes corporate expenses of €15.3 million for the three months ended June 30, 2007 and of €8.0 million for the three months ended June 30, 2006.

(b)	Includes (i) investments in multi-client surveys of€82.6 million for the three months ended June 30, 2007 and €16.1 million for the three months ended June 30, 2006, (ii) no equipment acquired under capital leases for the three months ended June 30, 2007 and no equipment acquired under capital lease for the three months ended June 30, 2006, (iii) and development costs capitalized in the Services segment of €1.8 million for the three months ended June 30, 2007 and of €2.3 million for the three months ended June 30, 2006, and (iv) development costs capitalized in the Products segment of €0.7 million for the three months ended June 30, 2007 and of €0.9 million for the three months ended June 30, 2006.

(c)	Includes multi-client amortization of €59.7 million for the three months ended June 30, 2007 and of €19.6 million for the three months ended June 30, 2006.

Revenues by geographic area
The following table sets forth our consolidated operating revenues by geographic area, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated. In order to provide comparable information, including Veritas’ operations pro forma financial information is presented for 2006 as if the Veritas merger was completed on January 1, 2006.
Analysis of operating revenues by geographic origin

				Three months ended June 30,
	2007			2006			2006
	Historical data			Pro forma data			Historical data
Except percentages,
in millions of	euros	US$ (1)%		euros	US$ (1)%		euros	US$ (1)%
Americas	254.7	342.5	44%	225.9	284.7	51%	138.1	172.3	44%
Asia-Pacific/Middle East	120.0	161.8	21%	76.1	96.7	17%	59.5	75.8	19%
France	90.1	121.4	16%	64.1	80.5	14%	63.9	80.3	20%
Rest of Europe	66.8	89.9	12%	50.7	63.5	11%	23.1	28.9	7%
Africa	39.5	53.1	7%	29.5	36.7	7%	27.8	34.5	9%

Total	571.1	768.7	100%	446.3	562.1	100%	312.4	391.8	100%

(1)	Corresponding to the half year in US$ less the first quarter in US$

				Six months ended June 30,
	2007			2006			2006
	Historical data			Pro forma data			Historical data
Except percentages,
in millions of	euros	US$ (1)%		euros	US$ (1)%		euros	US$ (1)%
Americas	529.1	703.2	45%	501.2	613.0	51%	252.8	309.2	40%
Asia-Pacific/Middle East	244.2	324.5	21%	200.4	245.0	20%	155.8	190.5	25%
France	211.6	281.2	18%	137.2	167.7	14%	136.9	167.4	22%
Rest of Europe	102.5	136.2	9%	95.0	116.2	10%	42.2	51.7	6%
Africa	75.9	100.9	7%	48.6	59.5	5%	46.8	57.2	7%

Total	1,163.3	1,546.0	100%	982.4	1,201.4	100%	634.5	776.0	100%

(1)	Conversion at the average exchange rate of US$1.329 per euro in 2007, and of US$1.223 in 2006.
     Analysis of operating revenues by location of customers

				Three months ended June 30,
	2007			2006			2006
	Historical data			Pro forma data			Historical data
Except percentages,
in millions of	euros	US$ (1)%		euros	US$ (1)%		euros	US$ (1)%
Americas	219.2	294.8	38%	186.7	236.9	42%	106.1	133.4	34%
Asia-Pacific/Middle East	157.5	212.2	28%	113.5	143.8	25%	89.4	113.3	29%
France	4.6	6.2	1%	2.2	2.8	1%	2.2	2.8	1%
Rest of Europe	137.6	185.2	24%	103.9	128.7	23%	82.5	102.3	26%
Africa	52.2	70.3	9%	40.0	49.9	9%	32.2	40.0	10%

Total	571.1	768.7	100%	446.3	562.1	100%	312.4	391.8	100%

(1)	Corresponding to the half year in US$ less the first quarter in US$

				Six months ended June 30,
	2007			2006			2006
	Historical data			Pro forma data			Historical data
Except percentages,
in millions of	euros	US$ (1)%		euros	US$ (1)%		euros	US$ (1)%
Americas	485.1	644.7	41%	472.6	578.0	48%	220.7	269.9	35%
Asia-Pacific/Middle East	361.0	479.8	31%	275.8	337.3	28%	222.7	272.3	35%
France	10.1	13.4	1%	4.5	5.5	1%	4.3	5.3	1%
Rest of Europe	207.5	275.7	18%	157.2	192.2	16%	127.0	155.3	20%
Africa	99.6	132.3	9%	72.3	88.4	7%	59.8	73.2	9%

Total	1,163.3	1,546.0	100%	982.4	1,201.4	100%	634.5	776.0	100%

(1)	Conversion at the average exchange rate of US$1.329 per euro in 2007, and of US$1.223 in 2006.
Note 10 — cost of financial debt
Cost of financial debt includes expenses related to financial debt, composed of bonds, the debt component of convertible bonds, bank loans, capital-lease obligations and other financial borrowings, net of income provided by cash and cash equivalents.
“Expenses related to financial debt” includes the unamortized portion of the deferred expenditures related to early redemption of bank loans.
The unamortized portion of the deferred expenditures related to “Term loan B” senior facility, drawn on January 12, 2007 by US$1.0 billion and partially repaid on June 29, 2007 by US$100 million, amounted to US$1.2 million in the total of “Expenses related to financial debt” for the six months endend on June 30, 2007.
The unamortized portion of the deferred expenditures related to theUS$1.6 billion bridge loan facility, drawn on January 12, 2007 by US$700 million and repaid on February 2007, amounted to US$10.1 million in the total of “Expenses related to financial debt” for the six months endend on June 30, 2007.
The unamortized portion of the deferred expenditures related to the remaining US$140.3 million on the US$375 million credit facility used to finance the acquisition of Exploration Resources on February 10, 2006, amounted to US$2.5 million in the total of “Expenses related to financial debt” for the six months ended on June 30, 2006.
Note 11 — income taxes
Income tax expense consists of:

	Six months ended		Three months ended
Historical	June 30,		June 30,
(in millions of euros)	2007	2006	2007	2006

France
current income taxes	(16.6)	(0.1)	(8.3)	(0.1)
deferred taxes and other	2.5	—	3.1	—
Foreign countries
current income taxes (a)	(79.3)	(42.1)	(37.3)	(18.3)
deferred taxes and other (b)	21.4	9.2	11.5	5.0

Total income tax expense	(72.0)	(33.0)	(31.0)	(13.4)

(a)	Includes withholding taxes

(b)	Includes primarily deferred tax out of which deferred tax on exchange differences arising from the conversion fixed assets in Norwegian Krone being reported in U.S. dollars represent an income of €4.7 million for the six month period ended June 30, 2007 and of €4.6 million for the six month period ended June 30, 2006.
As of June 30, 2007, there were no significant changes in the other tax audits described in our annual report on Form 20-F for the year ended December 31, 2006.

Note 12 — contractual obligations, other commitments and contingencies
Contractual obligations
The Group leases geophysical equipment primarily under capital lease agreements expiring at various dates during the next five years.
The Group also operates seismic vessels under long-term charter agreements with ship-owners that expire at various dates over the next 12 to 96 months.
Other lease agreements relate primarily to operating leases for offices, computer equipment and other items of personal property.
The following table presents payments relating to contractual obligations outstanding as of June 30, 2007 for future periods:

	Payments due by period
	Less than			After
(in millions of euros)	1 year	2-3 years	4-5 years	5 years	Total

Financial debt (see note 6)	30.5	59.4	36.8	1,291.1	1,417.8
Capital lease obligations (not discounted)	11.5	14.9	30.4	—	56.8
Operating leases	64.1	107.6	61.9	68.2	301.8
Other long-term obligations (a)	52.4	104.8	104.8	203.1	465.1

Total Contractual Obligations	158.5	286.7	233.9	1,562.4	2,241.5

(a)	Bond interest
Capital expenditures commitments
CGG Veritas entered into an agreement with Eidesvik Offshore for the supply of two large seismic vessels to be newly built, for a total contract value of approximately US$420 million. The two vessels will be delivered in 2010 under 12-year time charter agreements. CGGVeritas and Arrow Seismic ASA have agreed to terminate their negotiations for a 12 year Bare Boat charter in 2009 as outlined in a letter of intent dated December 2006.
Other commitments
Outstanding commitments as of June 30, 2007and December 31, 2006 include the following:

(in millions of euros)	June 30,	December 31,
Historical	2007	2006

Guarantees issued in favor of clients	298.1	161.6
Guarantees issued in favor of banks	72.7	21.8
Other guarantees (a)	70.7	25.5

Total	441.5	208.9

(a)	Other guarantees relate primarily to bid bonds and performance guarantees we issue in favor of customs or government administrations.
Litigation and other risks
There was no significant change in the litigation disclosed in our annual report on Form 20-F for the year ended December 31, 2006
Note 13— Related party transactions
Operating transactions
Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. Charter party contracts associated with these services are concluded at arm’s length. Accounts payable to LDA were €1.6 million at June 30, 2007. Total net charges paid throughout the six months ended June 30, 2007 for the provision of ship management services amounted to €5.3 million, and the future commitments for such services to LDA were €69.9 million.

LDA is the owner, together with the Group, of Geomar, which owns the seismic vessel “Alizé”. Geomar is fully consolidated. Geomar provides vessel charter services to LDA. Charter party contracts associated with these services are concluded at arm’s length. There were no accounts receivable from LDA at June 30, 2007. Total net revenues received during the six months ended June 30, 2007 for the provision of vessel charter services amounted to €4.3 million (€2.1 million for the period starting from April 1, 2007 when Geomar was fully consolidated).
For the six months ended June 30, 2007 the sales of geophysical equipment from Sercel to Argas, which is 49% owned by the Group, amounted to €25.0 million, representing approximately 2% of Group revenues.
For the six months ended June 30, 2007 the sales of geophysical equipment from Sercel to JV Xian Peic/Sercel Limited, which is 40% owned by the Group, amounted to €2.4 million, representing less than 1% of Group revenues.
Financing
No credit facility or loan was granted to the Company by shareholders during the six months ended June 30, 2007 and June 30, 2006.
Sercel had granted a cash advance to Cybernetix amounting to €0.4 million at June 30, 2007.
Note 14— Subsequent events
On July 17, 2007, we entered into strategic joint operating agreement (JOA) with OHM (Offshore Hydrocarbon Mapping plc) under which both companies will work together to develop the global market for Controlled Source ElectroMagnetic imaging (CSEM) and to capitalize on seismic and CSEM integration opportunities. Under the terms of the JOA, CGG Veritas has conditionally subscribed for 5,567,585 ordinary shares at £2.40 per ordinary share for a total amount of approximately £13.4 million (£13.3 million to OHM net of expenses). CGG Veritas has agreed with OHM that it will not increase its shareholding in OHM beyond 15 per cent of its issued ordinary share capital, except in certain limited circumstances.
Note 15 — Reconciliation to u.s. gaap
A — Summary of differences between accounting principles followed by the group and u.s. gaap
The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union, which differ in certain significant respects from U.S. GAAP. These differences relate primarily to the following items, and the necessary adjustments are shown in the tables in section B below.
Goodwill
Under IFRS, we no longer amortize goodwill beginning January 1, 2004.
Under US GAAP, we no longer amortize goodwill beginning January 1, 2002.
In connection with the Business Combination with Veritas, the purchase price, under US GAAP, was based on the average price of CGG ADSs ($32.44) for the period beginning two days before and ending two days after September 5, 2006 (the date the merger was announced).
Under IFRS, the purchase price was based on the closing price of CGG ADSs ($40.50) on the closing date of the merger.
Stock-based compensation
Under IFRS, stock options granted to employees are included in the financial statements using the following principles: the stock option’s fair value is determined on the granting date and is recognized in personnel costs on a straight-line basis over the period between the grant date and the exercise date — corresponding to the vesting period. Stock option fair value is calculated using the Black-Scholes model, only for stock-options plans granted since November 7, 2002.
Under US GAAP, CGG applies the FAS123 (R) standard in 2006. Compensation costs for requisite services rendered over the period are recognized at their fair value through the income statement. This method applies to all plans granted by the group.
Development costs
Under IFRS, expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:
•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	the Group has sufficient resources to complete development.

Under U.S. GAAP, all expenditures related to research and development are recognized as an expense in the income statement.
Derivative instruments and hedging activity
Under IFRS, long-term contracts in foreign currencies (primarily U.S. dollar) are not considered to include embedded derivatives when such contracts are routinely denominated in this currency (primarily U.S. dollars) in the industry.
Under U.S. GAAP, such an exemption does not exist and embedded derivatives in long-term contracts in foreign currencies (primarily U.S. dollar) are recorded in the balance sheet at fair value and revenues and expenses with a non-U.S. client or supplier are recognized at the forward exchange rate negotiated at the beginning of the contract. The variation of fair market value of the embedded derivative foreign exchange contracts is recognized in the income statement in the line item “Other financial income (loss)”.
B — Reconciliation of EBITDA to u.s. gaap

	June 30,
	2007	2006
(in millions of €)	(unaudited)	(unaudited)
EBITDA as reported in the Item 2 under IFRS	468.1	234.3
Reclassification of other income on ordinary activities	(0.4)	(0.9)
Cancellation of IFRS capitalization of development costs	(4.9)	(5.3)
Actuarial gain/(loss) on pension plan	(0.4)	(1.0)
Derivative instruments	16.2	4.5

EBITDA according to U.S. GAAP	478.6	231.6

Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
As used in this report “CGG” refers to Compagnie Générale de Géophysique S.A. and its subsidiaries, except as otherwise indicated, “Veritas” refers to Veritas DGC Inc. and its subsidiaries before the merger between CGG and Veritas and to CGG Veritas Services Inc. following such merger, except as otherwise indicated, and “CGG Veritas”, “we”, “us” and “our” refer to Compagnie Générale de Géophysique Veritas S.A. and its subsidiaries, except as otherwise indicated.
Factors affecting results of operations
Group organization
We divide our business into two industry segments, geophysical services and geophysical equipment.
We organize our geophysical services business into three business lines:
•	the Offshore business line for offshore data acquisition which performs both contract /exclusive work (projects undertaken by us on behalf of a specific client) and multi-client/non exclusive library work (projects undertaken by us and sold to a number of clients on a non-exclusive basis);

•	the Land business line for land, transition zones and shallow water seismic acquisition activities which performs both contract /exclusive and multi-client/non exclusive library work; and

•	the Processing & Reservoir business line, which performs processing and imaging and interpretation of geophysical data, data management and reservoir studies for third parties through a combination of shared and dedicated (single-client) centers.
Our Equipment segment, which we conduct through Sercel Holding S.A. and its subsidiaries, is made up of our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and offshore.
Geophysical market environment
Overall demand for geophysical services and equipment is dependent upon spending by oil and gas companies for exploration development and production and field management activities. We believe the level of spending of such companies depends on their assessment of their ability to efficiently supply the oil and gas market in the future and the current hydrocarbon balance of supply and demand.
The geophysical market has been historically cyclical, with notably a trough in 1999 following a sharp drop in the price of oil down to US$10 per barrel. We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons.
For the last three years the geophysical market has enjoyed sustained growth, recovering from a previous period of under-investment. We believe this growth is based on the following solid fundamentals:
•	Oil and gas companies (including both the international oil companies and the national oil companies) and the large oil and gas consuming nations have perceived a growing and potentially lasting imbalance between reserves and future demand for hydrocarbons. A rapid rise in world consumption requirements, particularly in China and India, has resulted in demand for hydrocarbons growing more rapidly than anticipated. At the same time, excess production capacity has appeared to reach historical lows, increasing the focus on existing production capacities and reserves replacement.

•	The recognition of an imbalance between hydrocarbon supply and demand, combined with low reserve replacement rates, has led the oil and gas industry to significantly increase capital expenditure in exploration and production. The seismic services market generally benefits from this spending since seismic services are an important element in the search for new reserves and optimization of existing reservoirs.
With the oil industry continuing to move into increasingly deeper-water areas in its exploration efforts, we believe that offshore seismic — and particularly better-resolution 3D seismic — will be a main driver of seismic demand growth.
In addition because of the unfavorable oil-price environment prevailing at the time, less than 10% of the geographical blocks auctioned in 1995-2000 have been explored. We expect numerous exploration leases to expire in potentially promising hydrocarbon basins through the end of the decade. Approximately 2,500 leases are due to become available in 2007-2008. The next auction of acreage which potentially includes all acreage becoming available in the highly promising Gulf of Mexico area is due in September 2007.
The strong technological developments in seismic services over the last decade have prompted an important step-change for the sector. The development of 4D and wide-azimuth techniques, providing time lapse views and enhanced illumination of the reservoir as well as improved image resolution, now allows operators to better locate and monitor reservoir performance, broadening the use of seismic techniques from pure exploration (early cycle) into a tool for reservoir development, management and production (late cycle). Importantly, these techniques require more vessel time than traditional data acquisition. For example, three to six times more vessel time is required to shoot wide—azimuth data than traditional 3D.
Seismic imaging has improved significantly over the past decade as computer processing has enabled the analysis of ever more sophisticated data sets. Yet 3D seismic still only supplies one form of information, namely geological interpretation. Seismic uses an acoustic wave to indicate whether a possible hydrocarbon trap exists within the earth but it is limited in its ability to determine what kind of fluid is in that trap. As the cost of drilling has increased significantly, any technique that can improve drilling success rates is of interest to oil companies.
The use of electromagnetic (EM) surveying potentially offers a new technique for the detection of hydrocarbons which is complimentary to traditional seismic. EM uses a low frequency electromagnetic wave and measures resistivity changes within the earth, giving it the potential to provide important information regarding fluid types. EM is well established in the academic geophysical world but its commercial application is still at its infancy. Oil companies are in the early adoption phase, largely as a risk reduction measure to determine whether EM can assist to determine whether drilling should go ahead.
Combining different types of information is the key to extracting the greatest value, from geophysical data sets. Studies have shown it is possible to predict reservoir properties across the lateral extent of a field by combining EM and seismic measurements, calibrated with well-log data.
The rising cost of seismic acquisition has driven a strong rebound in multi-client activity, as it provides oil companies with a relatively low-cost data alternative. This is particularly true in the Gulf of Mexico, the largest multi-client market, where recent large oil and gas discoveries have renewed considerable interest in the relevant governments’ auctions of available blocks.
Our strong belief that the industry needed to consolidate and our goal of giving our business the critical mass to become an efficient global force in the full service seismic market, led us to merge with Veritas on January 12, 2007 as described below under the heading “Acquisitions and disposals”.
Foreign exchange fluctuations
As a company that derives a substantial amount of its revenue from sales internationally, our results of operations are affected by fluctuations in currency exchange rates.
In order to present trends in our business that may be obscured by currency fluctuations, we have translated certain euro amounts in this Management’s Discussion and Analysis of Financial Conditions and Results of Operations into U.S. dollars. See “Trend Information—Currency Fluctuations”.
Acquisitions and divestitures
•	Veritas
On September 4, 2006, CGG entered into a definitive merger agreement with Veritas to acquire Veritas in a part cash, part stock transaction. The merger was completed on January 12, 2007 upon satisfaction of the closing conditions of the merger agreement. The combined company has been renamed “Compagnie Générale de Géophysique Veritas,” abbreviated as “CGG Veritas”, and is listed on both Eurolist of Euronext Paris and the New York Stock Exchange (in ADS form). The trading symbol of the combined company’s ADS on the New York Stock Exchange is “CGV”.
On the merger closing date, and according to the formula set out in the merger agreement, the per share cash consideration to holders of Veritas stock was US$85.50 and the per share stock consideration was 2.0097 CGG Veritas ADSs upon the election of Veritas’ shareholders. Of the 40,420,483 shares of Veritas common stock outstanding as of the merger date (January 12, 2007), approximately:
•	33,004,041 of the shares, or 81.7%, had elected to receive cash,

•	5,788,701 of the shares, or 14.3%, had elected to receive CGV ADSs; and

•	1,627,741 of the shares, or 4.0%, did not make a valid election.
Stockholders electing cash received, on average, 0.9446 CGV ADSs and US$45.32 in cash per share of Veritas common stock. Stockholders electing ADSs and stockholders making no valid election received 2.0097 CGV ADSs per share of Veritas common stock. In aggregate, approximately US$1.5 billion and approximately 46.1 million shares of CGV ADSs were paid to Veritas stockholders as merger consideration. Based on a valuation of each CGV ADS at US$40.50 on January 12, 2007, the total consideration of the merger amounted to approximately US$3.5 billion.
The acquisition of US-based Veritas was a transformational event for CGG, creating the world’s largest pure-play seismic company, broadening our client base and opening up growth opportunities in new markets, in particular in North America. Veritas’ business was primarily focused on the Western Hemisphere and on the offshore multi-client segment. This complements CGG’s traditional strength in the Eastern Hemisphere and in the contract offshore market. With a combined workforce of approximately 7,000 people operating worldwide, the new combined company now operates the world’s leading seismic fleet with 20 vessels, including 14 high capacity 3D vessels, and runs up to 31 land crews operating with equivalent capacity in both the Western and Eastern Hemispheres. The combined seismic data libraries present little overlap, are of recent vintage, and are located in Canada, the lower US and the Caspian for the land library and in the Gulf of Mexico, Brazil, and North Sea for the offshore library. In data processing and imaging, CGG’s and Veritas’ respective capabilities combined to create the industry reference.
•	Purchase price allocation
The purchase price has been preliminarily allocated to the net assets acquired based upon their estimated fair values as follows:

(in million of US$)
Fixed assets, net	590
Current Assets / (Liabilities), net	90
Cash & cash equivalents	128

Net book value of assets acquired	808
Preliminary Fair Value Adjustments
Trade name (indefinite life)	30
Technology (useful life of 5 years)	41
Customer relationship (useful life of 20 years)	165
Multi-client seismic library (maximum life of 5 years)	115
Favorable contracts (weighted average remaining life of 5 years)	68
Fixed Assets (weighted average remaining life of 3 years)	33
Other intangible asset	30
Contingent liabilities	(25)
Other liabilities	(79)
Deferred taxes on the above adjustments	(130)

Preliminary goodwill	2,445

Purchase Price	3,501

The amount allocated to goodwill represents the excess of the purchase price over the fair value of the net assets acquired. This preliminary allocation may be subject to modifications within the next 12 months.
•	Geomar
Geomar is the subsidiary owned 49% by CGG Veritas and 51% by Louis Dreyfus Armateurs (“LDA”) that has owned the seismic vessel “Alizé” since March 29, 2007. On April 1, 2007, Geomar entered into a new charter agreement with LDA and LDA entered into a new charter agreement with CGG Services. Additionally, on April 10, 2007, CGG Services acquired a call right and LDA a put on the 51% stake of Geomar held by LDA. In light of the risks and benefits related to these new agreements for CGG Veritas, Geomar has been fully consolidated in CGG Veritas’ financial statements since April 1, 2007. Prior to that date, Geomar was accounted for under the equity method.
•	Cybernetix

On June 27, 2007, Sercel Holding acquired 121,125 Cybernetix shares bringing its total holding to 352,125 Cybernetix shares representing 32.01% of share capital and 26.57% of voting rights in this company. As of June 30, 2007, Cybernetix is consolidated under the equity method in CGG Veritas financial statements.
•	Offshore Hydrocarbon Mapping
On July 17, 2007, we entered into strategic joint operating agreement (“JOA”) with Offshore Hydrocarbon Mapping plc (“OHM”) under which both companies will work together to develop the global market for Controlled Source ElectroMagnetic imaging (CSEM) and to capitalize on seismic and CSEM integration opportunities. Under the terms of the JOA, CGG Veritas has conditionally subscribed for 5,567,585 ordinary shares at 240 pence per ordinary share for a total of approximately £13.4 million. CGG Veritas has agreed with OHM that it will not increase its shareholding in OHM beyond 15 per cent of its issued ordinary share capital, except in certain limited circumstances.
Strategic considerations of the merger with Veritas
The acquisition of Veritas took place in strong market conditions. Decreasing reserves of oil and gas companies coupled with growing energy consumption sustained by long-term demand, particularly in China and India. This environment created a need to accelerate the pace of exploration in new areas, to revisit existing exploration areas with new technologies and to optimize reservoir management to maximize recovery rates. Seismic technology plays a key role in this process and CGG Veritas, with its combined technology and worldwide geographic reach, is well positioned to meet the industry’s needs providing an improved product offering in seismic services as most oil and gas companies attempt to replace diminishing reserves in a more complex exploration environment.
Fleet optimization and economies of scale in data processing offer CGG Veritas a significant market opportunity at a time when data acquisition and processing capacity are scarce and costs are increasing. The integration is proceeding as planned and the total expected synergies from the merger have been increased from US$60 million to US$75 million. Through our subsidiary Sercel, our combined company also leads the seismic equipment supply market which is less cyclical than seismic services. Sercel provides long-term growth potential in a market constantly requiring data quality improvements and earnings resilience in downturns. A rapidly growing installed base means stable repeat business through equipment replacement.
      Offshore
Veritas’ strong offshore positions completed the repositioning to offshore that CGG had been implementing during the last few years. Both companies used Sercel technologies for their data acquisition activities, thereby providing a common equipment base. In addition, Veritas’ strong focus on North America complemented CGG’s international presence. The combined customer bases cover the full spectrum of clients: national oil companies (a strong position of CGG), international oil and gas operators (a strong position of both CGG and Veritas) and U.S.-based operators, both international oil companies and independents (a strong position of Veritas). The combined technology and know-how of the two companies strengthen research and development capabilities with a broader range of technologies that CGG Veritas will be able to deliver more rapidly to the market.
The addition of Veritas’ fleet of seven vessels created the world’s leading seismic fleet of 20 vessels, including 14 high capacity 3D vessels. Capacity in the combined fleet is well balanced between large (more than 10 streamers), medium (six to eight streamers) and smaller sizes, with all vessels equipped with Sercel’s solid or fluid streamers. The combined fleet provides significant flexibility for fleet management with both fully owned and chartered capacity.
The combined seismic data libraries present little overlap in the Gulf of Mexico, Brazil, West Africa and the North Sea. For example, offshore, the Veritas library complemented CGG’s data in the Gulf of Mexico, with the Veritas data library being positioned in the Western and Central Gulf while CGG’s data library is in the Central and Eastern Gulf. Data from the CGG and Veritas libraries provide potential for cross imaging enhancement and value creation. These benefits provide oil companies with a relatively low-cost data alternative in a market where the rising cost of seismic data has driven a strong rebound in multi-client activity.

      Land
CGG’s and Veritas’ respective offerings for land acquisition services represent strong geographical and technological complementarities for high-end positioning and further development of local partnerships. Veritas’ strong presence in the Western Hemisphere, in particular North America, complemented CGG’s main geographic footprint in the Eastern Hemisphere and its strong focus on the Middle East.
The Veritas onshore data library offered additional potential especially in North America and the Caspian where they had a leading position in the Canadian foothills and a five year exclusive contract in the Kazak sector of the shallow waters of the Caspian Sea.
     Processing and imaging
CGG’s and Veritas’ respective positions in data processing and imaging as well as the skills and reputation of their experts and geoscientists, allowed CGG Veritas to create the industry reference in this segment, with particular strengths in advanced technologies such as depth imaging, 4D processing, wide-azimuth and reservoir characterization as well as a close relationship with clients through dedicated centers.
     Equipment
The merger has not affected Sercel’s open technology approach. Sercel continues to pursue its strategy of maintaining leading edge technology, offering new generations of differentiating products and focusing on key markets.
Backlog
Our backlog at July 1, 2007 was €1,185 million (US$1,600 million).
Financing of Veritas merger
     Bridge loan facility
On November 22, 2006, CGG, as borrower, and certain of its subsidiaries, as guarantors, entered into a US$1.6 billion senior secured bridge loan facility agreement with Credit Suisse International, as agent and security agent, and the lenders party thereto. On January 12, 2007, CGG borrowed US$700 million under the bridge loan facility, and the proceeds were used to:
•	finance a portion of the cash component of the merger consideration; — repay certain existing debt of CGG and Veritas; and

•	repay certain existing debt of CGG and Veritas; and

•	pay the fees and expenses incurred in connection with the foregoing.
Upon such borrowing and the concurrent funding of the US$1.0 billion term loan facility described below, the unused commitments of US$900 million were terminated.
We used the net proceeds of our February 2007 senior notes offering described below, together with cash on hand, to repay in full the bridge loan facility.
     Senior Facilities
On January 12, 2007, Volnay Acquisition I Inc. (which subsequently changed its name to CGGVeritas Services Inc.), as borrower, and CGG entered into a US$1.115 billion senior secured credit agreement with Credit Suisse, as administrative agent and collateral agent, and the lenders party thereto, pursuant to which credit agreement Volnay Acquisition I Inc. borrowed a US$1.0 billion senior secured “term loan B” and obtained a US$115 million senior secured U.S. revolving facility (which revolving facility includes letter of credit and swingline subfacilities). Aggregate commitments under the U.S. revolving facility were increased to US$140 million on January 26, 2007. On June 29, 2007 we repaid US$100 million of the Term Loan B early.
The proceeds of the term loan facility were used to:
•	finance a portion of the cash component of the merger consideration;

•	repay certain existing debt of CGG and Veritas; and

•	pay the fees and expenses incurred in connection with the foregoing.

Proceeds of loans under the U.S. revolving facility may be used for the general corporate purposes of Veritas.
     Additional senior notes
On February 9, 2007, we issued an additional US$200 million in aggregate principal amount of 7 1/2% senior notes due 2015 and US$400 million in aggregate principal amount of 7 3/4% senior notes due 2017. Both issues of senior notes were guaranteed on a senior basis by certain of our subsidiaries. The notes are listed on the Euro MTF market of the Luxembourg Stock Exchange. We used the net proceeds from the offering plus cash on hand to repay in full the US$700 million outstanding under the bridge loan facility described above.
Capital increases
In connection with the Veritas merger, we issued a total of 9,215,845 ordinary shares that were deposited with The Bank of New York Trust as ADS depository, which issued 46,079,225 ADSs to be paid as merger consideration to former holders of Veritas stock.
On January 26, 2007, we issued a further 108,723 ordinary shares that were deposited with The Bank of New York as ADS depository, which issued 543,614 ADSs to a holder of US$6.5 million in principal amount of Veritas’ convertible senior notes due 2024 that delivered a conversion notice on January 19, 2007.
On February 27, 2007, we issued a further 301,079 ordinary shares that were deposited with The Bank of New York as ADS depository, which issued 1,505,393 ADSs to a holder of US$18 million in principal amount of Veritas’ convertible senior notes due 2024 that delivered a conversion notice on February 23, 2007. No further Veritas convertible notes remain outstanding.

Three months ended June 30, 2007 compared with three months ended June 30, 2006
The discussion of our operating results below is based on our consolidated results for the three months ended June 30, 2007 and CGGs’ operating results for the three months ended June 30, 2006, on a pro forma basis as if the Veritas merger had occurred on January 1, 2006. The merger of CGG and Veritas was completed on January 12, 2007. The pro forma information is presented for illustrative purposes only and is not indicative of the results of operations or the financial condition of CGG Veritas that would have been achieved had the merger and the related financing transactions been completed as of the date indicated.
Operating revenues
The following table sets forth our consolidated operating revenues by business line, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated. Veritas figures have been incorporated as of January 12, 2007 the date the merger became effective. In order to provide comparable information, including Veritas’ operations pro forma financial information is presented for 2006 as if the Veritas merger was completed on January 1, 2006.

	Three months ended June 30,
	2007			2006			2006
	Historical data			Pro forma data			Historical data
Except percentages, in
millions of	euros	US$ (1)%		euros	US$ (1)%		euros	US$ (1)%
Land	91.9	124.0	16%	93.1	116.9	21%	40.2	50.2	13%
Offshore	230.9	310.8	40%	153.1	195.9	35%	98.4	125.3	32%
Processing & Reservoir	66.9	90.0	12%	62.7	78.6	14%	34.1	42.7	11%
Merger adjustment (2)	0.2	0.3	—	—	—	—	—	—	—

Total Services	389.9	525.1	68%	308.9	391.4	70%	172.7	218.2	56%
Equipment	181.2	243.6	32%	137.4	170.7	30%	139.7	173.6	44%

Total	571.1	768.7	100%	446.3	562.1	100%	312.4	391.8	100%

(1)	Corresponding to the half year in US$ less the first quarter in US$

(2)	Elimination of operating revenues from January 1 to January 12, 2007 since the merger with Veritas was effective on January 12, 2007
Our consolidated operating revenues for the three months ended June 30, 2007 increased 28% to €571.1 million from €446.3 million for the comparable period of 2006 on a pro forma basis. Expressed in U.S dollars, our consolidated operating revenues increased 37% to US$768.7 million in the three months ended June 30, 2007 from US$562.1 million for the comparable period of 2006 on a pro forma basis. This increase was attributable to both the Services and Equipment segments.
      Services
Operating revenues for our Services segment (excluding internal sales) increased 26% to €389.9 million for the three months ended June 30, 2007 from €308.9 million for the comparable period of 2006 on a pro forma basis. In U.S. dollar terms, operating revenues increased 34% to US$525.1 million for the three months ended June 30, 2007 from US$391.4 million for the comparable period of 2006 on a pro forma basis. This increase was primarily attributable to strengthening market conditions and upward price movement, partially offset by a lower vessel utilization rate due to scheduled dry dock periods.
      Offshore
Operating revenues from our Offshore activities for three months ended June 30, 2007 increased 51% to €230.9 million from €153.1 million for the comparable period of 2006 on a pro forma basis. In U.S. dollars terms, operating revenues increased 59% to US$311 million for the three months ended June 30, 2007 from US$196 million for the comparable period of 2006 on a pro forma basis.
Contract revenues increased 48% to €133.6 million in the three months ended June 30, 2007 from €90.2 million for the comparable period 2006 on a pro forma basis. In U.S. dollars terms, contract revenues increased 57% to US$180 million for the three months ended June 30, 2007 from US$115 million for the comparable period of 2006 on a pro forma basis due to strengthening market conditions and improved pricing for our services which offset our vessels’ scheduled dry dock periods. Contract revenues accounted for 58% of offshore revenues for the three months ended June 30, 2007 compared to 59% for the comparable period 2006 on a pro forma basis.
Offshore multi-client data library revenues increased 55% to €97.3 million (US$131 million) for the three months ended June 30, 2007 from €63.0 million (US$81 million) for the comparable period of 2006 on a pro forma basis. This increase is attributable to strong demand for recent vintage and well located data, particularly in deep water and ultra-deep water areas of the Gulf of Mexico and the high level of pre-funding of our current programs, including the wide-azimuth program in the Gulf of Mexico. After-sales increased slightly to €38.6 million for the three months ended June 30, 2007 from €37.1 million for the comparable period of 2006 on a pro forma basis.
      Land
Operating revenues from our Land activities decreased 1% to €91.9 million for the three months ended June 30, 2007, from €93.1 million for the comparable period of 2006 on a pro forma basis. In U.S. dollar terms, operating revenues increased 6% to US$124 million for the three months ended June 30, 2007 from US$117 million for the comparable period of 2006 on a pro forma basis.
Contract revenues decreased 5% to €71.8 million and increased 2% in U.S. dollar terms to US$97 million in the three months ended June 30, 2007 from €75.3 million (US$95 million) for the comparable period 2006 on a pro forma basis. Contracts revenues accounted for 78% of Land revenues for the three months ended June 30, 2007 compared to 81% for the comparable period of 2006 on a pro forma basis.
Multi-client data library revenues increased 13% to €20.1 million (US$27 million) for the three months ended June 30, 2007 from €17.8 million (US$22 million) for the comparable period of 2006 on a pro forma basis, as three crews shot highly pre-funded programs and data sales continued to be strong especially in the Canadian Foothills.

On average, 26 crews were in operation during the three months ended June 30, 2007 compared to 21 crews during the comparable period of 2006 on a pro forma basis.
      Processing & Reservoir
Operating revenues from our Processing & Reservoir activities increased 7% to €66.9 million for the three months ended June 30, 2007 from €62.7 million for the comparable period of 2006 on a pro forma basis. In U.S. dollars terms, operating revenues increased 15% to US$90 million for the three months ended June 30, 2007 from US$79 million for the comparable period of 2006 on a pro forma basis, driven by marine data volumes and high demand for our advanced imaging capabilities.
      Equipment
Operating revenues for our Equipment segment increased 18% to €196.2 million for the three months ended June 30, 2007 from €165.8 million for the comparable period of 2006 on a pro forma basis. In U.S. dollar terms, revenues increased 28% from US$206 million for the three month ended June 30, 2006 on a pro forma basis to US$264 million for the comparable period of 2007.
Revenues (excluding intra-group sales) increased 32% to €181.2 million (US$244 million) compared to €137.4 million (US$171 million) for the comparable period in 2006 on a pro forma basis. During the three months ended June 30, 2007, Sercel delivered a significantly large volume of land equipment to an expanding market to meet increasing demand for channel counts as clients looked for higher resolution seismic data. Marine equipment sales continued to be near record levels as new vessels came into the market.
Operating expenses
Cost of operations, including depreciation and amortization, increased 22% to €396.3 million for the three months ended June 30, 2007 from €323.3 million for the comparable period of 2006 on a pro forma basis due to increased activity. As a percentage of operating revenues, cost of operations decreased to 69% for the three months ended June 30, 2007 from 72% for the comparable period of 2006 on a pro forma basis. Gross profit increased by 41% to €174.9 million for the three months ended June 30, 2007 from €123.5 million for the comparable period of 2006 on a pro forma basis, representing 31% and 28% of operating revenues, respectively.
Research and development expenditures decreased 5% to €15.9 million for the three months ended June 30, 2007, from €16.7 million for the comparable period of 2006 on a pro forma basis, representing 3% and 4% of operating revenues, respectively.
Selling, general and administrative expenses increased 30% to €64.3 million for the three months ended June 30, 2007 from €48.9 million for the comparable period of 2006 on a pro forma basis, of which approximately €6 million represents an increase in share-based compensation cost (stock options and the free performance linked shares). As a percentage of operating revenues, selling, general and administrative costs were stable at 11% for the three months ended June 30, 2007 and the same period of 2006 on a pro forma basis.
Other revenues decreased to €5.8 million for the three months ended June 30, 2007 from €8.4 million for the comparable period of 2006 on a pro forma basis. Other revenues in 2007 included primarily a €5.4 million gain on foreign exchange hedging activities. Other revenues in 2006 included primarily a €5.3 million gain on the sale of 49% of CGG Ardiseis to TAQA (our partner in Argas in Saudi Arabia) in our Services segment, amounting to €5.3 million and a $3.1 million hedging exchange gain on forward sales of U.S. dollars.
Operating income
Our operating income increased 51% to €100.5 million for the three months ended June 30, 2007 from €66.4 million for the comparable period of 2006 on a pro forma basis.
Operating income for our Services segment increased 35% to €45.5 million for the three months ended June 30, 2007 from €33.6 million for the comparable period of 2006 on a pro forma basis.
Operating income from our Equipment segment increased 49% to €67.3 million for three months ended June 30, 2007 from €45.5 million for the comparable period of 2006 on a pro forma basis, primarily due to an overall high level of sales, and to a growing percentage of new generation high margin products in our sales.
Financial income and expenses
Cost of net financial debt decreased 11% to €26.2 million for the three months ended June 30, 2007 from €29.5 million for the comparable period of 2006 on a pro forma basis. In U.S. dollars terms, the decrease to US$35.3 for the three months ended June 30, 2007 from US$37.0 million for the comparable period of 2006 occurred despite a US$1.2 million amortization expense for the portion of issuing fees of our US$1.0 billion Term Loan B senior facility corresponding to the US$100 million repaid early on June 29, 2007.
Other financial income was a gain of €0.6 million for the three months ended June 30, 2007 from a loss of €6.2 million for the comparable period of 2006 on a pro forma basis. This increase was mainly attributable to the cost of forward on forward exchange contracts of US dollars and exchange losses difference (offset by gains on forward exchange contracts, classified as “Other operating income” in the Income Statement) we had in the second quarter ended June 30, 2006.
Equity in income (losses) of affiliates
Income from investments accounted for under the equity method decreased to €0.8 million for the three months ended June 30, 2007 from €3.1 million for the comparable period of 2006 on a pro forma basis. This item corresponds essentially to our share in the income of Argas, our joint venture in Saudi Arabia where, as anticipated, activity has declined for the three months ended June 30, 2007.
Income taxes
Income tax expenses increased to €31.0 million for the three months ended June 30, 2007 from €5.4 million for the comparable period of 2006 on a pro forma basis. The effective tax rate in the second quarter of 2007 was 41% compared to 27% for the same period of 2006 on a pro forma basis.
Because we earn a majority of our taxable income outside of France, foreign taxation significantly affects our overall income tax expense.
Net income
Net income was €44.6 million for the three months ended June 30, 2007 from a net income of €17.8 million for the comparable period of 2006 on a pro forma basis as a result of the factors discussed above.
Six months ended June 30, 2007 compared with six months ended June 30, 2006
The discussion of our operating results below is based on our consolidated results for the six months ended June 30, 2007 (excluding Veritas’ results the period from January 1 to January 11, 2007, prior to the consummation of our merger on January 12, 2007) and CGG’s operating results for the six months ended June 30, 2006 on a pro forma basis, as if the Veritas merger had occurred on January 1, 2006. The merger of CGG and Veritas was completed on January 12, 2007. The pro forma information is presented for illustrative purposes only and is not indicative of the results of operations or the financial condition of CGG Veritas that would have been achieved had the merger and the related financing transactions been completed as of the date indicated.
Operating revenues
The following table sets forth our consolidated operating revenues by business line, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated. Veritas figures have been incorporated as of January 12, 2007 the date the merger became effective. In order to provide comparable information, including Veritas’ operations pro forma financial information is presented for 2006 as if the Veritas merger was completed on January 1, 2006.

	Six months ended June 30,
	2007			2006			2006
	Historical data			Pro forma data			Historical data
Except percentages, in
millions of	euros	US$ (1)%		euros	US$ (1)%		euros	US$ (1)%
Land	216.8	288.2	19%	194.8	238.2	20%	73.4	89.9	11%
Offshore	480.4	638.4	40%	436.5	533.9	44%	260.0	318.0	41%
Processing & Reservoir	135.3	179.8	12%	125.3	153.2	13%	68.7	84.1	11%
Merger adjustment (2)	(17.0)	(22.6)	(1)%	—	—	—	—	—	—

Total Services	815.5	1083.8	70%	756.6	925.3	77%	402.3	492.0	63%
Equipment	347.8	462.2	30%	225.8	276.1	23%	232.2	284.0	37%

Total	1163.3	1546.0	100%	982.4	1,201.4	100%	634.5	776.0	100%

(1)	Conversion at the average exchange rate of US$1.329 per euro in 2007, and of US$1.223 in 2006.

(2)	Elimination of operating revenues from January 1 to January 12, 2007 since the merger with Veritas was effective on January 12, 2007
Our consolidated operating revenues for the six months ended June 30, 2007 increased 18% to €1,163.3 million from €982.4 million for the comparable period of 2006 on a pro forma basis. Expressed in U.S dollars, our consolidated operating revenues increased 29% to US$1,546 million in the six months ended June 30, 2007 from US$1,201 million for the comparable period of 2006 on a pro forma basis, based on increasing activity globally across all business lines and significant growth of our equipment business.
      Services
Operating revenues for our Services segment (excluding internal sales) increased 8% to €815.5 million for the six months ended June 30, 2007 from €756.6 million for the comparable period of 2006 on a pro forma basis, despite the elimination of €17.0 million in Veritas’ operating revenues for the first twelve days of January 2007 prior to the merger. In U.S. dollar terms, operating revenues increased 17% to U.S$1,084 million for the six months ended June 30, 2007 from U.S$925 million for the comparable period of 2006 on a pro forma basis.
      Offshore
Operating revenues from our offshore activities for six months ended June 30, 2007 increased 10% to €480.5 million from €436.5 million for the comparable period of 2006 on a pro forma basis. In U.S. dollars terms, operating revenues increased 20% to US$639 million for the six months ended June 30, 2007 from US$534 million for the comparable period of 2006 on a pro forma basis mainly due to increased productivity of our vessels, upward price movement and strong multi-client data sales.

Contract revenues increased 18% to €269.4 million in the six months ended June 30, 2007 from €227.9 million for the comparable period 2006 on a pro forma basis. In U.S. dollars terms, contract revenues increased 28% to US$358 million for the six months ended June 30, 2007 from US$279 million for the comparable period of 2006 on a pro forma basis due to strengthening market conditions and improved pricing for our services which offset our vessels’ scheduled dry dock periods. Contract revenues accounted for 56% of offshore revenues for the six months ended June 30, 2007 compared to 52% for the comparable period 2006 on a pro forma basis.
Multi-client data library revenues increased 1% to €211.1 million and 10% in U.S. dollar terms to US$281 million for the six months ended June 30, 2007 from €208.7 million (US$255 million) for the comparable period of 2006 on a pro forma basis due to a number of highly pre-funded programs in the Gulf of Mexico and Brazil. After-sales decreased significantly to €92.9 million for the six months ended June 30, 2007 from €160.6 million for the comparable period of 2006 on a pro forma basis as there were exceptional after-sales in the first quarter ended March 31, 2006.
The net book value of our multi-client data library for Land and Marine was €424.1 million at June 30, 2007 compared to €392.1 million at December 31, 2006, on a pro forma basis.
      Land
Operating revenues from our Land activities increased 11% to €216.8 million for the six months ended June 30, 2007 from €194.8 million for the comparable period of 2006 on a pro forma basis. In U.S. dollar terms, operating revenues increased 21% to US$288 million for the six months ended June 30, 2007 from US$238 million for the comparable period of 2006 on a pro forma basis, due to the significant increase in the multi-client data sales.
Contract revenues decreased 3% to €155.6 million and increased 5% in U.S. dollar terms to US$207 million in the six months ended June 30, 2007 from €161.2 million (US$197 million) for the comparable period 2006 on a pro forma basis. Contracts revenues accounted for 72% of Land revenues for the six months ended June 30, 2007 compared to 83% for the comparable period of 2006 on a pro forma basis.
Multi-client data library revenues increased 83% to €61.2 million (US$81 million) for the six months ended June 30, 2007 from €33.5 million (US$41 million) for the comparable period of 2006 on a pro forma basis which was attributable to highly pre-funded multi-client programs in Canada.
On average, 26 crews were in operation during the six months ended June 30, 2007 compared to 25 crews during the comparable period of 2006 on a pro forma basis.
      Processing & Reservoir
Operating revenues from our Processing & Reservoir activities increased 8% to €135.2 million for the six months ended June 30, 2007 from €125.3 million for the comparable period of 2006 on a pro forma basis. In U.S. dollars terms, operating revenues increased 17% to US$180 million for the six months ended June 30, 2007 from US$153 million for the comparable period of 2006 on a pro forma basis, primarily due to strong activity in North America and demand for advanced imaging technology.
      Equipment
Operating revenues for our Equipment segment increased 39% to €400.6 million for the six months ended June 30, 2007 from €287.2 million for the comparable period of 2006 on a pro forma basis. In U.S. dollar terms, revenues increased 52% from US$351 million for the six months ended June 30, 2006 on a pro forma basis to US$532 million for the comparable period of 2007. Excluding intra-group sales, revenues increased 54% to €347.8 million compared to €225.8 million for the comparable period in 2006 on a pro forma basis. This growth was mainly driven by the increased demand for Land equipment, as the market expanded and demand for high end technology increased, while marine sales remained at a high level with the number of new vessels coming into the market and the continued success of our streamer technology.
Operating expenses
Cost of operations, including depreciation and amortization, increased 13% to €782.4 million for the six months ended June 30, 2007 from €692.5 million for the comparable period of 2006 on a pro forma basis. As a percentage of operating revenues, cost of operations decreased to 67% for the six months ended June 30, 2007 from 70% for the comparable period of 2006 on a pro forma basis. Gross profit increased by 31% to €381.3 million for the six months ended June 30, 2007 from €290.8 million for the comparable period of 2006 on a pro forma basis, representing 33% and 30% of operating revenues, respectively.
Research and development expenditures increased 7% to €30.7 million for the six months ended June 30, 2007, from €28.8 million for the comparable period of 2006 on a pro forma basis, representing 3% of operating revenues for both periods.
Selling, general and administrative expenses increased 26% to €116.1 million for the six months ended June 30, 2007 from €91.6 million for the comparable period of 2006 on a pro forma basis, partially due to the increase in share-based compensation cost of approximately €8 million. As a percentage of operating revenues, selling, general and administrative costs increased to 10% for the six months ended June 30, 2007 from 9% for the comparable period of 2006 on a pro forma basis.
Other revenues decreased to €9.4 million for the six months ended June 30, 2007 from €9.8 million for the comparable period of 2006. Other revenues in 2007 included primarily a €9.5 million gain on foreign exchange hedging activities. Other revenues in 2006 included primarily a €5.3 million gain on the sale of 49% of CGG Ardiseis to TAQA, a $3.0 million hedging exchange gain on forward sales of U.S. dollars and a €1.5 million gain on the sale of second-hand streamers in our Services segment.
Operating income (loss)
Our operating income increased 36% to €244.0 million for the six months ended June 30, 2007 from €180.2 million for the comparable period of 2006 on a pro forma basis.
Operating income for our Services segment increased 17% to €146.7 million for the six months ended June 30, 2007 from €125.6 million for the comparable period of 2006 on a pro forma basis.
Operating income from our Equipment segment increased 82% to €136.3 million for six months ended June 30, 2007 from €74.9 million for the comparable period of 2006 on a pro forma basis, due to higher volume and improved productivity and margins on Land and Marine products, in spite of a weaker dollar.
Financial income and expenses
Cost of net financial debt decreased 3% to €60.0 million for the six months ended June 30, 2007 compared with €61.8 million for the same period of 2006 on a pro forma basis. In U.S. dollars term, the cost increased 5% to US$79.7 million for the six months ended June 30, 2007, from US$75.6 million for the comparable period of 2006. This increase was principally due to a US$10 million amortization expense for the issuing fees for our US$1,600 million bridge loan entered into to finance the cash portion of the Veritas merger consideration.
Other financial income was a gain of €0.3 million for the six months ended June 30, 2007 compared to a loss of €7.6 million for the comparable period of 2006 on a pro forma basis. This increase was mainly attributable to the cost of forward on forward exchange contracts of US dollars and exchange losses difference (offset by gains on forward exchange contracts, classified as “Other operating income” in the Income Statement) we had in the first six months ended June 30, 2006.
Equity in income (losses) of affiliates
Income from investments accounted for under the equity method decreased to €1.2 million for the six months ended June 30, 2007 from €5.8 million for the comparable period of 2006 on a pro forma basis this item corresponds essentially to our share in the income of Argas, our joint venture in Saudi Arabia, where, as anticipated, activity declined during the six months ended June 30, 2007.
Income taxes
Income tax expenses increased 79% to €72.0 million for the six months ended June 30, 2007 from €40.2 million for the comparable period of 2006 on a pro forma basis. The effective tax rate decreased to 39% from 46% on a pro forma basis.
Because we earn a majority of our taxable income outside of France, foreign taxation significantly affects our overall income tax expense.
Net income
Net income was €113.6 million for the six months ended June 30, 2007 from a net income of €53.4 million for the comparable period of 2006 on a pro forma basis as a result of the factors discussed above.
Liquidity and Capital Resources
Our principal needs for capital are the funding of ongoing operations, capital expenditures, investments in our multi-client data library and acquisitions (such as Veritas and Exploration Resources). We have financed our capital needs with cash flow from operations, borrowings under bank facilities and offerings of notes. We have a U.S. dollar revolving credit facility of US$140 million under the senior facilities we entered into to finance the Veritas merger, as well as a separate US$200 million revolving credit facility (see note 6 to our financial statements included in this report).
We believe that net cash provided by operating activities, the additional financing resources generated by our offerings of notes and available borrowings under bank facilities will be sufficient to meet our liquidity needs for the foreseeable future

Operations
Net cash provided by operating activities was €247.6 million for the six months ended June 30, 2007 compared to €208.5 million for the comparable period of 2006 on a pro forma basis. Before changes in working capital, net cash provided by operating activities for the six months ended June 30, 2007 was €386.8 million compared to €352.5 million for the comparable period of 2006 on a pro forma basis as a result of our increased net income during the six months ended June 30, 2007. Changes in working capital had a negative impact on cash from operating activities of €138.8 million in the first half of 2007 compared to a negative impact of €144.0 for the comparable period of 2006 on a pro forma basis.
Investing activities
In the six months ended June 30, 2007, we incurred purchases of tangible and intangible assets of €119.2 million, mainly related to the installation of Sentinel streamers on two of our vessels and Land equipment capital expenditures compared to €109.4 million for the six months ended June 30, 2006 on a pro forma basis.
In the six months ended June 30, 2007, we also invested €144.4 million in our multi-client library, mainly in the Gulf of Mexico and Brazil. As of June 30, 2007, the net book value of our multi-client data library was €424.1 million compared to €392.1 million as of December 31, 2006 on a pro forma basis.
The total cash requirements related to the acquisition of Veritas on January 12, 2007 represented an investment net of acquired cash of €2,485 million.
Financing activities
Net cash provided by financing activities during the six months period ended June 30, 2007 was €2,500 million.
A total of €1,442.5 million was raised through several capital increases.
The total cash requirements related to the acquisition of Veritas on January 12, 2007 were financed by $700 million drawn under our bridge loan facility (which was repaid with the proceeds of our $600 million offering of senior notes on February 9, 2007, plus cash on hand) and $1.0 billion drawn under our Term Loan B facility with a maturity of 2014, of which US$100 million was repaid early on June 29, 2007.
Net debt as of June 30, 2007 was €1,231.9 million, compared to €153.9 million at December 31, 2006 on a historical basis. Net debt is presented as additional information because we understand that it is one measure used by certain investors to determine our indebtedness risk. However, net debt is not a measure of financial performance under U.S. GAAP or IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with U.S. GAAP or IFRS. The ratio of net debt to equity increased to 51% as of June 30, 2007 from 17.5% at December 31, 2006 on a historical basis, as a result of the new financings discussed above in connection with the Veritas merger.

	CGG Veritas	CGG

	June 30,	December 31,
(in million of euros)	2007	2006

Bank overdrafts	30.7	6.5
Current portion of long-term debt	46.3	38.1
Long-term debt	1,428.6	361.0
Less : cash and cash equivalents	(273.8)	(251.8)

Net debt	1,231.9	153.9

EBITDA
EBITDA for the six months ended June 30, 2007 was €468.1 million compared to €389.1 million for the comparable period of 2006 on a pro forma basis.
EBITDA corresponds to operating income (loss) plus depreciation and amortization and plus the accounting expense of our stock-options plans and our performance linked free share allocation plan. EBITDA is presented as additional information because we understand that it is a measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDA differently than we do. EBITDA is not a measure of financial performance under U.S. GAAP or IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with U.S. GAAP or IFRS.
The following table presents a reconciliation of operating income to EBITDA for the periods indicated. In order to provide comparable information including Veritas operations, pro forma information is presented as if the Veritas merger had occurred on January 1, 2006:

	Six months ended June 30,
(in million of euros)	2007	2006	2006
	CGG	CGG
	Veritas	Historical
	Historical	data	Pro forma
	data		data
Operating income	244.0	146.1	180.2
Depreciation expenses excluding multi-client library	128.6	48.2	98.1
Depreciation expenses on multi-client library	86.6	38.6	109.4
Share based compensation cost	8.9	1.4	1.4

EBITDA	468.1	234.3	389.1
The following table presents a reconciliation of EBITDA to Net cash provided by operating activity, according to the cash-flow statement, for the periods indicated. In order to provide comparable information including Veritas operations, pro forma information is presented as if the Veritas merger had occurred on January 1, 2006:

	June 30,	June 30,	December 31,
	2007	2006	2006

	Historical	Historical	Historical
in million of euros	data	data	data
EBITDA	468.1	234.3	483.0
Other financial income	0.3	(6.6)	(8.8)
Variance on derivative on convertible bonds	—	(23.0)	(23.0)
Variance on Provisions	(0.6)	2.5	4.6
Net gain on disposal of fixed assets	0.1	(6.7)	(5.3)
Dividends received from affiliates	5.2	4.2	4.3
Other non-cash items	(4.3)	28.7	31.5
Income taxes paid	(82.1)	(37.9)	(80.4)
Change in trade accounts receivables	(89.9)	(8.3)	(18.8)
Change in inventories	(20.5)	(22.4)	(40.0)
Change in other current assets	11.3	2.4	(5.8)
Change in trade accounts payables	(23.6)	(19.1)	5.0
Change on other current liabilities	(16.3)	5.5	20.1
Impact of changes in exchange rate	(0.2)	(11.6)	(19.0)

Net cash provided by operating activity	247.6	142.0	347.4
For a more detailed description of our financing activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2006.
Contractual obligations
The following table sets forth our future cash obligations at June 30, 2007:

	Payments Due by Period
	Less than 1			After 5
	year	2-3 years	4-5 years	years	Total
	(in million of euros)
Financial Debt	30.5	59.4	36.8	1,291.1	1,417.8
Capital Lease Obligations (not discounted	11.5	14.9	30.4	—	56.8
Operating Leases	64.1	107.6	61.9	68.2	301.8
Other Long-Term Obligations (bond interest)	52.4	104.8	104.8	203.1	465.1

Total Contractual Cash Obligations	158.5	286.7	233.9	1,562.4	2,241.5

Trend information
Currency fluctuations
Certain changes in operating revenues presented in this section in U.S. dollars were derived by converting revenues recorded in euros at the average rate for the relevant period. We draw your attention to the fact that while most of our revenues are denominated in U.S. dollars we are a French company and consequently our consolidated financial statements are presented in euros. Converted figures are presented only to assist you in understanding our operating revenues are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated operating revenues.
As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the year ended December 31, 2006 and the year ended December 31, 2005, about 90% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, other non-Euro Western European currencies, principally British pounds and Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services to the oil and gas industry.
Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have in the past had, and can be expected in future periods to have, a significant effect upon our results of operations. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, an appreciation of the U.S. dollar against the euro improves our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. For financial reporting purposes, such appreciation positively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at an increased value. An appreciation of the euro against the U.S. dollar has the opposite effect. As a result, our sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. In addition, our exposure to fluctuations in the euro/U.S. dollar exchange rate has considerably increased over the last few years due to increased sales outside of Europe.
We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. For example, charter costs for our vessels, as well as our most important computer hardware leases, are denominated in U.S. dollars. Nevertheless, during the past five years such dollar-denominated expenses have not equaled dollar-denominated revenues principally due to personnel costs payable in euros.
We do not enter into forward foreign currency exchange contracts for trading purposes.
Seasonality
Our land and marine seismic acquisition activities are usually seasonal in nature as a consequence of weather conditions in the Northern Hemisphere and of the timing chosen by our principal clients to commit their annual exploration budget to specific projects. Nevertheless, none of those factors negatively affected our revenues during the six month period ended June 30, 2007.
Main risk factors that may affect us in the six months ending December 31, 2007
Set out below are the main risks that management believes could adversely affect our business, financial condition, liquidity, results of operations or prospects in the six months ending December 31, 2007. For a further description of the risks and uncertainties facing our company and our industry, see “Item 3: Key Information — Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2006
We are subject to risks related to our international operations that could harm our business and results of operations.
With operations worldwide including in emerging markets, our business and results of operations will be subject to various risks inherent in international operations. These risks include:
•	instability of foreign economies and governments;

•	risks of war, terrorism, civil disturbance, seizure, renegotiation or nullification of existing contracts; and

•	foreign exchange restrictions, sanctions and other laws and policies affecting taxation, trade and investment.
We are exposed to these risks in all of our foreign operations to some degree, and our exposure could be material to our financial condition and results of operations in emerging markets where the political and legal environment is less stable.
We cannot assure you that we will not be subject to material adverse developments with respect to our international operations or that any insurance we have will be adequate to cover us for any losses arising from such risks.
We depend on capital expenditure by the oil and gas industry, and reductions in such expenditure may have a material adverse effect on our business.
Demand for our equipment and services has historically been dependent upon the level of capital expenditure by oil and gas companies for exploration, production and development activities. These expenditures are significantly influenced by oil and gas prices and by expectations regarding future oil and gas prices. Oil and gas prices may fluctuate based on relatively minor changes in the supply of and demand for oil and gas, expectations regarding future supply of and demand for oil and gas and certain other factors are beyond our control. Lower or volatile oil and gas prices tend to limit the demand for seismic services and equipment.
Although oil and gas prices are currently high compared with historical values, which generally increases demand for seismic equipment and services, the markets for oil and gas historically have been volatile and are likely to continue to be so in the future.
We believe that global geopolitical uncertainty or uncertainty in the Middle Eastern producing regions (where we are particularly active) could lead oil companies to suddenly delay or cancel current geophysical projects. Any events that affect worldwide oil and gas supply, demand or prices or that generate uncertainty in the market could reduce exploration and development activities and materially adversely affect our operations. We cannot assure you as to future oil and gas prices or the resulting level of industry spending for exploration, production and development activities.
We invest significant amounts of money in acquiring and processing seismic data for multi-client surveys and for our data library without knowing precisely how much of the data we will be able to sell or when and at what price we will be able to sell the data.
We invest significant amounts of money in acquiring and processing seismic data that we will own. By making these investments, we are exposed to the following risks:
•	We may not fully recover the costs of acquiring and processing and imaging the data through future sales. The amounts of these data library sales are uncertain and depend on a variety of factors, many of which are beyond our control. In addition, the timing of these sales is unpredictable and sales can vary greatly from period to period. Technological or regulatory changes or other developments could also materially adversely affect the value of the data.

•	The value of our multi-client data library could be significantly adversely affected if any material adverse change occurs in the general prospects for oil and gas exploration, development and production activities in the areas where we acquire multi-client data.

•	Any reduction in the market value of such data will require us to write down our recorded value, which could have a significant material adverse effect on our results of operations.
We have high levels of fixed costs that are incurred regardless of our degree of business activity.
We have high fixed costs as the acquisition of seismic data is a capital intensive business. As a result, downtime or low productivity due to, among other things, reduced demand, weather interruptions, equipment failures or other causes could result in significant operating losses. Low utilization rates may hamper our ability to recover the cost of necessary capital investments.
We are subject to certain risks related to acquisitions, including the merger with Veritas DGC Inc., and these risks may materially adversely affect our revenues, expenses, operating results and financial condition.
The merger of CGG and Veritas on January 12, 2007 involved the integration of two companies that had previously operated independently and as competitors. CGG and Veritas entered into the merger with the expectation that, among other things, the merger would enable us to achieve expected cost synergies from having one rather than two public companies as well as the redeployment of support resources towards operations and premises rationalization. Achieving the benefits of the merger will depend in part upon meeting the challenges inherent in the successful combination and integration of global business enterprises of the size and scope of CGG and Veritas and the possible resulting diversion of management attention for an extended period of time. There can be no assurance that we will meet these challenges and that such diversion will not negatively affect our operations. In addition, delays encountered in the transition process could have a material adverse effect on our revenues, expenses, operating results and financial condition. Although CGG and Veritas expect to derive significant benefits from the merger, there can be no assurance that we will actually achieve anticipated synergies or other benefits expected from the merger.

Item 3:	CONTROLS AND PROCEDURES
There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ Stéphane-Paul Frydman
Compagnie Générale de GéophysiqueVeritas
(Registrant)

/s/ Stéphane-Paul Frydman
Stéphane-Paul Frydman
Chief Financial Officer

Date: August 2, 2007